UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

JAVELIN PHARMACEUTICALS, INC.
(Name of Subject Company)

JAVELIN PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

471894105
(CUSIP Number of Common Stock)

Martin J. Driscoll
Chief Executive Officer
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Paul M. Kinsella, Esq.
Marc Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Javelin”), and the address of the principal executive offices of the Company is 125 CambridgePark Drive, Cambridge, MA 02140. The telephone number of the principal executive offices of the Company is (617) 349-4500.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of April 9, 2010, there were 64,423,345 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Discus Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (“Hospira”), to purchase all of the outstanding Shares at a purchase price of $2.20 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Hospira and Offeror with the Securities and Exchange Commission (the “SEC”) on April 21, 2010. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 17, 2010, by and among Hospira, Offeror and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Hospira. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) any Shares owned by Hospira, Offeror or the Company or any direct or indirect wholly-owned subsidiary of Hospira or the Company, including all Shares held by the Company as treasury stock, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL) will be converted into the right to receive the Offer Price from the Offeror (or any such higher price per Share as may be paid in the Offer) (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Hospira has formed Offeror in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Hospira and Offeror are located at 275 N. Field Drive, Lake Forest, Illinois 60045.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”) and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 8, 2010, as incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Hospira, Offeror or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Hospira’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) after the first time at which the Offeror accepts for payment Shares pursuant to the Offer (the “Acceptance Time”) satisfying the Minimum Tender Condition (as defined in the Merger Agreement).

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer and the Merger are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under employment agreements between the Company and each of its executive officers and other key employees.

Employment Agreements

Under Martin Driscoll’s employment agreement, as amended, if Mr. Driscoll’s employment is terminated upon the occurrence of a “change of control” (as defined in the agreement) or within six months thereafter, the Company shall (i) continue to pay Mr. Driscoll his base salary for a period of the greater of twelve months or the remaining term of his employment agreement, (ii) pay expense reimbursement amounts through the date of termination, (iii) continue to provide to Mr. Driscoll benefits available to senior executives of the Company for a period of twelve months from the date of termination and (iv) in the case of a termination under such circumstances after May 1, 2010, pay Mr. Driscoll 100% of his annual performance cash bonus for the year in which the termination occurs.

Under Daniel Carr’s employment agreement, as amended, if Dr. Carr’s employment is terminated upon the occurrence of a “change of control” (as defined in the agreement) or within six months thereafter, the Company shall (i) continue to pay Dr. Carr his base salary for a period of six months, (ii) pay expense reimbursement amounts through the date of termination and (iii) in the case of a termination under such circumstances after May 1, 2010, pay Dr. Carr any accrued and unpaid bonus.

Additionally, upon a change of control, all of Mr. Driscoll’s and Dr. Carr’s Company deferred stock units (“DSUs”) vest and become immediately distributable to them.

In the event of a termination upon, or within six months of, a change of control, the following table shows the approximate amount of potential cash severance that would be payable to each of Mr. Driscoll and Dr. Carr following termination of employment, assuming such terminations had occurred on April 15, 2010:

Name	Cash Severance(1)

Martin J. Driscoll	$479,975	(2)(3)
Daniel B. Carr	$225,000	(4)

(1)	Subject to applicable state and federal tax withholding and other deductions and assessments as required by law.

(2)	This amount includes the value of continued benefits due under Mr. Driscoll’s employment agreement.

(3)	After May 1, 2010, Mr. Driscoll would also be entitled to receive cash severance equal to 100% of his target performance cash bonus for the 12-month period following his termination date (which would be $225,000 for fiscal year 2010).

(4)	After May 1, 2010, Mr. Carr would also be entitled to receive a cash severance amount equal to any accrued but unpaid bonus (which would be $93,750 as of May 31, 2010).

On December 18, 2009, the Company adopted a retention plan (the “Retention Plan”) in which Stephen J. Tulipano is a participant. The Retention Plan provides for the grant of restricted stock units (“RSUs”), cash awards, and severance in connection with a proposed or consummated change in control of the Company. Pursuant to the Retention Plan, Mr. Tulipano was granted 10,000 RSUs under the Company’s Amended and Restated 2005 Omnibus Stock Incentive Plan on December 18, 2009 in connection with the Company entering into an agreement and plan of merger with Myriad Pharmaceuticals, Inc. (“MPI”) dated as of December 18, 2009 (the “MPI Merger Agreement”). Provided that he remains continuously employed by the Company or its successor until the applicable vesting date, fifty percent of his RSU award will vest on June 17, 2010, and the remaining fifty percent will vest on June 17, 2011, except that all outstanding awards will become fully vested upon an earlier change in control (including at the Acceptance Time). Upon termination of his employment for any reason, all of his then unvested awards will immediately terminate and be forfeited. The Company also entered into an amended and restated retention agreement dated April 17, 2010 with Mr. Tulipano (the “Retention Agreement”), which amended and restated the retention agreement between the Company and Mr. Tulipano dated December 18, 2009. Pursuant to the Retention Agreement, Mr. Tulipano is entitled to a cash bonus award of $15,000 upon the Acceptance Time, provided he is still employed by the Company. If the Merger Agreement is terminated and Mr. Tulipano remains employed by Javelin for six months following such termination, then he will be entitled to receive the bonus at such time, but in any event no later than November 15, 2010. Also pursuant to the Retention Agreement, if the Company or Hospira terminates Mr. Tulipano’s employment without cause during the twelve-month period following the Acceptance Time, subject to his execution of a release of claims, he will be entitled to receive severance equal to: (i) continued payment of his base salary for six months, payable in accordance with the Company’s normal payroll practices; plus (ii) continued payment for six months of the Company’s portion of the premiums for coverage under the Company’s health and dental plans; plus (iii) all amounts that were accrued or otherwise owed but unpaid as of his date of termination for base salary, prior-year bonus, and vacation; plus (iv) a pro-rata portion of his target bonus for the year in which his employment terminates. All amounts payable under the Retention Plan and Retention Agreement are subject to applicable tax withholding.

Acceleration of Stock Options and Other Equity Awards

All outstanding stock options of the Company (the “Company Stock Options”) are fully vested. Each Company Stock Option will be cancelled, as of the Effective Time in exchange for the right to receive an amount in cash (without interest and less any applicable taxes required to be withheld in accordance with the Merger Agreement with respect to such payment) determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option.

Pursuant the Company’s 2005 Omnibus Stock Incentive Plan (the “Stock Incentive Plan”) and the terms of the applicable awards, any share of, or any right to a share of, Company common stock granted pursuant to the Stock Incentive Plan that is, prior to the Acceptance Time, unvested or otherwise restricted or deferred (the “Company Restricted and Deferred Shares”) will, at the Acceptance Time, become vested and, in the case of any such right, the shares of Company common stock to be paid thereunder, pursuant to the Merger Agreement, will be distributed prior to the Effective Time, and thereafter such unrestricted shares of Company common stock shall be converted and exchanged automatically into the right to receive the Merger Consideration.

The information contained in Section 11 of the Offer to Purchase regarding treatment of the Company Stock Options and the Company Restricted and Deferred Shares (together, the “Company Equity Awards”) in the Merger is incorporated in this Schedule 14D-9 by reference. The foregoing summary and the information contained in the Offer to Purchase regarding the Company Equity Awards are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.

The table below sets forth the amounts payable as of the Acceptance Time (assuming the Acceptance Time is after May 1, 2010) upon consummation of the Merger to the executive officers pursuant to the cash-out of Company Equity Awards and Shares and the payment of bonuses. The table below also sets forth the amounts payable to each Executive Officer if he or she is terminated without cause or resigns for good reason within the requisite time period following a change of control (with “cause” and “good reason” defined in each respective Executive Agreement).

	Payments Pursuant to Merger Agreement
	Cash out of Company
	Equity Awards(1)(2)
	Previously Vested	Accelerated		Cash-out of		Received Pursuant to Termination of Employment without Cause or Resignation for Good Reason before December 31, 2010
Executive Officers	Equity Awards	Equity Awards	Bonus	Shares	Total	Cash Severance		Other Benefits

Martin J. Driscoll	$797,450	—	—	$258,511	$1,055,961	$450,000	(3)	$29,975
Daniel B. Carr, M.D.	$746,425	—	—	$79,741	$826,166	$225,000	(4)	—
Stephen J. Tulipano	$234,957	$38,500	$15,000	—	$288,457	$159,355	(5)	$9,722

(1)	All Company Stock Options are fully vested and will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($2.20 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option.

(2)	Pursuant to the Stock Incentive Plan and the terms of the applicable awards, all Company Restricted and Deferred Shares outstanding will, at the Acceptance Time, become fully vested and the shares paid thereunder, pursuant to the Merger Agreement, will be distributed prior to the time the Merger is consummated and thereafter converted and exchanged automatically into the right to receive the Merger Consideration ($2.20 for the purposes of these calculations).

(3)	After May 1, 2010, Mr. Driscoll would also be entitled to receive cash severance equal to 100% of his target performance cash bonus for the 12-month period following his termination date (which would be $225,000 for fiscal year 2010).

(4)	After May 1, 2010, Mr. Carr would also be entitled to receive a cash severance amount equal to any accrued but unpaid bonus (which would be $93,750 as of May 31, 2010).

(5)	For purposes of calculating the pro rated portion of Mr. Tulipano’s bonus to be received, May 31, 2010 is the assumed date of termination or resignation.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s non-employee directors pursuant to the cash-out of such Directors’ Company Equity Awards and Shares.

	Cash out of
	Previously Vested
	Company
Non-Employee Director	Stock Options(1)	Cash-out of Shares	Total

Douglas G. Watson	$55,355	$44,000	$99,355
Jackie M. Clegg	$42,861	—	$42,861
Neil W. Flanzraich	—	$2,200,000	$2,200,000
Peter D. Kiernan, III	$22,560	$5,306,066	$5,328,626
Fred H. Mermelstein	$208,774	$1,264,595	$1,473,369
Georg Nebgen	$22,560	—	$22,560	(2)

(1)	All Company Stock Options are fully vested and will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($2.20 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option.

(2)	Does not include any amounts payable for: 1,895,973 shares owned of record by NGN Biomed Opportunity I, L.P. and 1,370,693 shares owned of record by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG, nor does it include 100,644 shares obtainable upon exercise of options held by Dr. Nebgen for the benefit of NGN Capital LLC (“NGN Capital”). Dr. Nebgen is a managing member of NGN Capital, which is the sole general partner of NGN Biomed I, L.P. (“NGN GP”) and the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG (“NGN Biomed I GMBH”). NGN GP is the sole general partner of NGN Biomed Opportunity I, L.P. Under the operating agreement for NGN Capital, Dr. Nebgen is deemed to hold these securities for the benefit of NGN Capital. NGN Capital may, therefore, be deemed the indirect beneficial owner of the securities, and Dr. Nebgen may be deemed the indirect beneficial owner through his indirect interest in NGN Capital. Dr. Nebgen disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein, if any.

Indemnification of Executive Officers and Directors

The Merger Agreement provides that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Merger, existing in favor of the current or former directors, officers or employees, of the Company as provided in its certificate of incorporation or bylaws or in any agreement shall survive the Merger and shall continue in full force and effect following completion of the Merger. The Merger Agreement also provides that after the Merger, Hospira shall, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company against any costs or expenses (including advancing reasonable attorney’s fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Merger. Hospira is also required to purchase “tail” directors and officers liability insurance coverage for a period of six years that is no less favorable in both amount and terms and conditions of coverage than the Company’s existing directors and officers liability and fiduciary insurance programs, or if substantially equivalent insurance coverage is not available, the best available coverage; provided however that the aggregate cost for the purchase of such tail coverage shall not exceed more than 250% of the aggregate annual premium paid by the Company for the existing directors and officers liability and fiduciary liability insurance program for the most recent fiscal year, provided, further, that should the cost of such insurance exceed the 250% cap, Hospira is required to instead purchase the best available coverage.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Offeror and Hospira.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights between the Company, Hospira and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Hospira in the Company’s or Hospira’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Hospira. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Non-Disclosure Agreement

On April 8, 2010, the Company and Hospira entered into a non-disclosure agreement (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, the Company agreed to furnish Hospira on a confidential basis certain information concerning the Company’s business in connection with the evaluation of a possible transaction between Hospira and the Company. The foregoing summary is qualified in entirety by reference to the complete text of the Non-Disclosure Agreement, which is included as Exhibit (e)(3) hereto and are incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, promptly after the Acceptance Time, and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Company Board (and on each committee of the Company Board and the board of directors of each subsidiary of the Company as designated by Hospira), rounded to the next whole number, as will give the Offeror representation on the Company Board (or such committee or subsidiary board of directors) (the “Offeror’s Designees”) equal to the product of:

•	the total number of directors on the Company Board (or such committee or subsidiary board of directors) giving effect to the directors so appointed or elected pursuant to the Merger Agreement, multiplied by

•	the percentage that the number of Shares that the Offeror and Hospira beneficially own at the Acceptance Time bears to the total number of Shares then outstanding.

The Company is required to use its reasonable best efforts to cause the Offeror’s Designees to be so elected or appointed to the Company Board, including, if necessary and at the Offeror’s request, by using its reasonable best efforts to seek and accept the resignation of such number of directors or to increase the size of the Company Board so as to enable the Offeror’s Designees to be so elected or appointed.

Notwithstanding the requirements described above, the Company, Hospira and the Offeror have agreed to cause the Company Board to include at least three members (the “Independent Directors”) who were directors of the Company on the date of the Merger Agreement and who shall be independent for purposes of Rule 10a-3 under the Exchange Act. If there are fewer than three Independent Directors in office at any time prior to the

Effective Time, the remaining Independent Directors (or Independent Director, if there is only one remaining) are entitled to designate persons to fill such vacancies, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, the other directors shall designate three persons to fill such vacancies who shall be independent for purposes of Rule 10a-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

From and after the time, if any, that the Offeror’s Designees on the Company Board constitute a majority of the Company Board and prior to the Effective Time, and subject to the terms of the Merger Agreement, the approval of a majority of the Independent Directors (or of the sole Independent Director if there is only one Independent Director) is required (and such authorization shall constitute the authorization of the Company Board) for:

•	any Adverse Recommendation Change;

•	any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company;

•	any amendment of the Merger Agreement or of the Company Charter or Company Bylaws;

•	any extension of the time for performance of any obligation or action hereunder by Hospira or Offeror; and

•	any waiver of compliance with any covenant of Hospira or Offeror or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company, any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Hospira or Offeror under the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board of Directors.

The Company Board unanimously: (1) determined that the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders, (2) contingent upon the termination of the MPI Merger Agreement, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) contingent upon the termination of the MPI Merger Agreement, declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, if necessary, adopt the Merger Agreement.

The Company Board recommends that the Company’s stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Offer

Javelin management has periodically considered, and discussed with the Company Board, strategic alternatives for Javelin. Javelin management has engaged in business development discussions from time to time with various parties for partnership opportunities with respect to Javelin’s product portfolio and in strategic discussions from time to time with various parties for a potential business combination.

In early 2008, the Company Board directed management to prioritize the process to secure a co-development and commercialization product partnership, which is referred to in this section as a product partnership, on a global basis or on a major regional basis, such as North America or the European Union (or the EU), for one of its lead product candidates, either Dyloject or Ereska. The Company Board emphasized the importance of this strategy at that time because the resources necessary to commercialize Dyloject and Ereska on a global basis and/or in North America would require substantial additional capital, which could be dilutive for existing stockholders.

To guide and assist management in evaluating product partnership opportunities, on March 3, 2008, the Company Board established a Strategic Commercialization & Partnership Committee, which is referred to in this section as the Javelin Special Committee, as a standing committee of the Company Board and appointed Peter D. Kiernan, III, Neil W. Flanzraich and Georg Nebgen as members of the committee.

Between February 2008 and July 2008, Javelin management met with numerous companies to discuss potential product partnership opportunities, with respect to both Dyloject and Ereska. These companies included firms of various sizes and consisted of both public and private, domestic and European, pharmaceutical companies. Where a potential partner indicated interest that merited more than preliminary discussions, Javelin management typically engaged in discussions of greater substance with such party, often permitted the potential partner the opportunity to conduct product-level diligence after signing a confidentiality agreement and, in certain cases, began negotiating a term sheet with such party. During this effort, Javelin executed confidentiality agreements with numerous potential product partners. From time to time during the process, Martin Driscoll, Javelin’s chief executive officer, updated the Javelin Special Committee on progress that management was making with respect to securing a product partnership. None of the discussions or negotiations during this period led to a product partnership for Dyloject or Ereska for various reasons, including the failure to come to agreement on mutually acceptable terms and concerns expressed by potential partners about the potential timing of FDA approval and the commercial launch of either product in the United States.

In May 2008, representatives of Javelin contacted Hospira to determine Hospira’s potential interest in a Dyloject product partnership for the European Union market. Javelin provided certain non-confidential information to Hospira in connection with these discussions. Following a review of the information provided by Javelin, Hospira elected not to pursue further discussions regarding a Dyloject product partnership at that time.

During the course of its discussions and negotiations with various companies for a product partnership, several companies informed Javelin management that they had an interest in a strategic business combination with Javelin, although those expressions of interest were general in nature and did not include proposed financial terms. In each case, Mr. Driscoll notified the Javelin Special Committee of the unsolicited expression of interest in a strategic business combination.

Prompted by the unsolicited expressions of interest received by Javelin in a strategic business combination, in June 2008, the Javelin Special Committee instructed management to engage a financial advisor to provide assistance in connection with Javelin’s business development and strategic efforts. Mr. Driscoll proposed that the Javelin Special Committee also authorize management to engage the services of Mr. Scott Rakestraw, a consultant experienced in corporate and business development matters in the biopharmaceutical industry. Javelin management initiated discussions with UBS Securities LLC (“UBS”) to assist with Javelin’s strategic business combination efforts, and they contacted Mr. Rakestraw to discuss the services he could provide in assisting Javelin with both business development and strategic business combination efforts.

In early July 2008, UBS began acting as Javelin’s financial advisor to assist Javelin in (i) evaluating unsolicited expressions of interest in a strategic business combination with Javelin received to date, (ii) conducting a solicitation process to determine potential interest from additional parties in a strategic business combination with Javelin and (iii) if requested, pursuing discussions regarding a product partnership. The Company Board also authorized Javelin management to engage Mr. Rakestraw on the basis of his experience in deal analysis and negotiations to assist management, the Javelin Special Committee and the Company Board with the strategic process and product partnership efforts. The Company Board instructed management, with the assistance of UBS, to pursue both offers for a strategic business combination and offers for product partnerships for Dyloject and Ereska on a global or North American scale. On the basis of this direction, Javelin management began preparing materials, with UBS’ assistance, to market Javelin and the

Javelin product portfolio. In accordance with Javelin’s directives, UBS began contacting third parties to determine interest in either a strategic business combination or a product partnership and facilitating discussions with the several parties that had previously expressed unsolicited interest in a strategic business combination with Javelin. Parallel to these efforts, Javelin’s business development team was instructed by the Company Board to continue to work on product partnership efforts for the Javelin portfolio on a global and regional basis with the assistance of Mr. Rakestraw.

With UBS’ assistance, between July 2008 and October 2008, Javelin contacted numerous parties (which did not include MPI) to solicit potential interest in either a strategic business combination or a product partnership with Javelin. After contacting these companies, providing non-confidential materials to a subset of companies and confidential materials to a number of those companies, preliminary discussions occurred with several companies that stated an interest in continuing or starting strategic business combination or product partnership discussions for Dyloject. Hospira was contacted in July 2008 and provided with non-confidential materials regarding the Company and its product portfolio, but the parties did not engage in substantive discussions regarding a potential strategic business combination or product partnership at that time. Eventually, Javelin received non-binding term sheets for a potential strategic business combination from two parties. In a meeting on October 1, 2008, the Javelin Special Committee reviewed the results of the efforts described above and evaluated the strategic business combination proposals. The Javelin Special Committee determined that one non-binding term sheet did not reflect terms that were sufficiently favorable to Javelin stockholders because it did not assign any meaningful value to Ereska due to the potential acquirer’s concerns about the product’s clinical and regulatory risks at that point in time. The company submitting the other term sheet withdrew its proposal due, in part, it indicated, to the lack of Phase III clinical data for Ereska and, therefore, the potential clinical and regulatory risk for the product. As a result, in October 2008, in the context of a constricting U.S. economy and turmoil in the global financial markets, the Company Board, at the suggestion of the Javelin Special Committee, determined to suspend Javelin’s strategic business combination process conducted with the assistance of UBS. The Company Board directed Javelin management to continue discussions with those parties specifically interested in a product partnership for one of Javelin’s lead product candidates.

However, by early fall of 2008, Javelin had received only limited interest in a product partnership for Ereska and was informed that this generally was due to the fact that clinical data from the first Phase III clinical trial with respect to Ereska would not be available until 2009. In addition, several parties that were focused on a product partnership for Dyloject in the U.S. or North America indicated that they would not be in a position to enter into an agreement with Javelin until the results from the second Phase III efficacy trial for Dyloject were available, which were expected to be released in December of 2008.

Previously, in August 2008, MPI’s business development and licensing group initiated contact with Javelin’s business development and licensing group to discuss a potential license to commercialize and co-develop Dyloject in the United States. On August 13, 2008, MPI and Javelin entered into a confidentiality agreement. Between August 2008 and December 2008, Javelin engaged in several discussions with MPI in connection with a potential product partnership, and in late 2008, Javelin granted MPI access to confidential Dyloject product-level due diligence materials.

In September 2008 and October 2008, Javelin continued to engage in discussions with MPI and certain other parties, with respect to product partnerships, including Therabel Pharma N.V., a privately-held European-based specialty pharmaceutical commercialization company from which it received a term sheet for a Dyloject EU product partnership in September 2008.

On October 17, 2008, Javelin provided MPI an initial term sheet for licensing Dyloject in the United States. No counter proposal was made by MPI to Javelin with respect to this initial term sheet.

By the end of October 2008, the Company Board directed Javelin management to continue to focus on completing a Dyloject commercialization partnership transaction, with a particular emphasis on a licensing transaction with a European partner because of the expense associated with the commercial launch of Dyloject in the United Kingdom. Javelin management believed that it was likely that an EU product partnership could be consummated more rapidly than a partnership outside of the EU because of Dyloject’s marketing authorization approval in the United Kingdom and the potential future lower cost of goods in the EU as a result of the recently completed EU supply contract with Baxter Healthcare Corporation. Javelin had been in contact with more than 15 companies since April 2008 regarding a Dyloject EU commercialization partnership. After having engaged in preliminary discussions with numerous parties, in October 2008, Javelin engaged in more extensive discussions about an EU Dyloject partnership with two parties, which did not include MPI or Hospira. Javelin management separately negotiated term sheets with each of these two companies, one of which was Therabel Pharma N.V., and as the term sheets evolved, the Javelin Special Committee and the Company Board evaluated the terms presented in those term sheets.

In November 2008, the Company Board determined to move forward negotiating a definitive agreement for an EU Dyloject commercialization partnership with Therabel, on the basis that the terms presented by Therabel were more advantageous to Javelin than those included in the term sheet of the other company and that Therabel’s EU capabilities were stronger than those of the other company. Javelin began negotiating a definitive contract for the licensing transaction with Therabel.

In December 2008, Javelin released the primary endpoint results for the second Dyloject Phase III efficacy trial, and negotiations with Therabel on a definitive license agreement continued. Javelin management also continued to engage in discussions and negotiations with other parties that had expressed an interest in a product partnership with respect to Dyloject and/or Ereska during November and December of 2008. Although discussions with several parties continued for a potential product partnership, turmoil in the financial markets had an apparent chilling effect on business development activities at several potential product partners.

In early December 2008, MPI’s chief executive officer contacted Mr. Driscoll and orally indicated an interest in exploring a strategic business combination transaction in addition to continuing Dyloject product partnership discussions. During this time period MPI’s vice president of corporate and business development also discussed potential license and strategic business combination transactions with Mr. John Taylor, Vice President of Business Development at Javelin. Mr. Driscoll informed the Javelin Special Committee of MPI’s interest in a potential merger. Javelin indicated to MPI it would be amenable to engaging in discussions with MPI with respect to both licensing and merger opportunities.

On January 9, 2009, the Company Board held a special meeting at which Mr. Driscoll provided a further update to the Company Board on recent product partnership efforts and presented the negotiated terms of the proposed Therabel partnership. The Company Board approved the transaction with Therabel and directed management to complete the transaction.

At a national healthcare investment conference in January 2009, Javelin management had discussions with several parties, including MPI, in furtherance of its prior discussions about strategic business combinations or product partnerships with those parties.

On January 15, 2009, Javelin entered into an agreement with Therabel for the commercialization rights to Dyloject for the EU and the sale of Javelin’s United Kingdom subsidiary. Javelin received approximately $10 million in upfront cash payments, inclusive of its Dyloject manufactured inventory. At that time, Javelin estimated that it had sufficient cash to fund its operations through the end of 2009.

Over the course of January and February 2009, Javelin management also continued to engage in discussions and negotiations with other parties that had expressed an interest in a product partnership with respect to Dyloject and/or Ereska. The Company contacted Hospira during this period regarding a potential project partnership with respect to Dyloject, but the parties did not enter into substantive discussions.

On January 23, 2009, the Company Board met telephonically. In a separate session of the meeting, in view of the fact that Javelin had engaged in discussions with numerous parties but had not received any sufficient proposals with respect to a strategic business combination or a product partnership, the independent directors of the Company Board instructed Mr. Driscoll to prepare a summary of Javelin’s financial and strategic position to be delivered to the independent members of the Company Board at a subsequent meeting where the strategic alternatives for Javelin would be discussed.

On February 11, 2009, the independent directors of the Company Board met in-person with Mr. Driscoll to discuss the financial status of Javelin, the challenges in the biopharmaceutical marketplace related to the difficult capital markets, and potential strategic alternatives for Javelin. The independent directors discussed, among other things, Javelin’s cash position, the status of current product partnership activities, and the contraction of the financial markets that was inhibiting deal-making and capital-raising and suggested that Mr. Driscoll prioritize the pursuit of a strategic business combination for Javelin but continue product partnership discussions also. The independent directors also asked Mr. Driscoll to approach additional companies about a potential merger and to continue to work with the Javelin Special Committee.

On February 25 and 26, 2009, Mr. Driscoll and a team of Javelin management personnel met with MPI’s chief executive officer and a team from MPI at MPI’s headquarters in Salt Lake City, Utah to discuss the potential benefits of combining the two companies, to review the companies’ respective product portfolios, and to conduct additional due diligence. MPI’s chief executive officer indicated during the course of the meetings that, notwithstanding MPI’s interest in Javelin, MPI could not engage in any transaction with Javelin until MPI was spun off from Myriad Genetics, which was expected to occur on or about June 30, 2009. In addition, MPI’s chief executive officer stated MPI could not discuss economic terms of a potential strategic business combination until the spin-off occurred. Mr. Driscoll communicated to MPI that while the synergies between the companies were, in his opinion, compelling, Javelin would have to proceed with discussions with other parties in view of MPI’s timing considerations. Mr. Driscoll updated the Javelin Special Committee and the Company Board on discussions that took place with MPI during these meetings.

In March 2009, Mr. Driscoll initiated contact with four companies that the independent directors suggested he contact, none of which Javelin had met with previously. Mr. Driscoll subsequently met with members of the management teams of two of the companies. After some deliberation, neither of those two companies indicated an interest in pursuing a strategic business combination with Javelin at that time.

On March 20, 2009, Mr. Driscoll was contacted by the financial advisor to Company A, a European pharmaceutical company. The financial advisor informed Mr. Driscoll that Company A was in the process of establishing a U.S. commercial presence for its lead product in a therapeutic category related to Dyloject and Ereska. Mr. Driscoll was told that Company A was seeking additional products available for commercialization in the U.S. in the near term to accompany the lead product in its portfolio. The financial advisor indicated that, as a result, the chief executive officer of Company A was interested in meeting with Mr. Driscoll to discuss a strategic business combination of the two companies, and a meeting was scheduled for April 1, 2009.

On March 24, 2009, the Company Board held a regularly-scheduled meeting at which Mr. Driscoll provided an update to the Company Board on recent strategic business combination and current product partnership efforts. The Company Board directed management to continue discussions and negotiations with interested parties.

During April 2009, Mr. Driscoll and other members of Javelin management met twice with management of Company A to discuss a potential strategic business combination and due diligence matters.

On April 6, 2009, Javelin communicated to MPI that it was ceasing due diligence activities with MPI to explore other options.

On an April 29, 2009 conference call, Mr. Driscoll summarized for the Company Board the status of various discussions regarding product partnerships and strategic business combinations. Mr. Driscoll noted that the number of parties previously interested in potential product partnerships with Javelin had been reduced by mergers in the pharmaceutical industry. Also, Mr. Driscoll indicated to Company Board that several term sheets from prospective product partnership firms proposed relatively low upfront and near-term milestone payments and relatively larger back-end payments, and such transactions were not attractive to Javelin in light of Javelin’s balance sheet and cash needs.

At an industry conference in April 2009, Javelin’s vice president of business development met with a representative from Hospira’s business development group about interest in a Dyloject product partnership. The parties agreed to have further discussions about a potential partnership.

In May 2009, the Javelin Special Committee directed Javelin management to contact UBS to further assist with the process of seeking a strategic business combination, and over the course of the month Javelin management engaged in discussions and negotiations with certain parties that had expressed an interest in a product partnership or a strategic business combination, in some cases after being contacted initially by Mr. Driscoll.

In late May 2009, Mr. Taylor contacted MPI’s vice president of corporate and business development and expressed a renewed interest in exploring options with MPI.

In early June 2009, the chief executive officer of Company A contacted Mr. Driscoll and informed Mr. Driscoll that Company A remained interested in a potential strategic business combination with Javelin, but that Company A’s board was considering two other strategic business combination opportunities. In addition, he informed Mr. Driscoll that Company A’s board wanted its management to focus on the completion of a financing before a strategic business combination was completed.

On June 5, 2009, Hospira and Javelin entered into a confidentiality agreement in order to facilitate further discussions between the parties about a potential product partnership.

On June 17, 2009, Mr. Driscoll and MPI management, met in New York City for the purpose of updating one another on the respective businesses of Javelin and MPI and to discuss the status of the spin-off of MPI from Myriad Genetics. MPI’s chief executive officer confirmed MPI’s continued interest in a possible strategic business combination with Javelin, but he did not discuss the financial terms of a potential transaction and again indicated that MPI could not engage in such discussions until MPI’s spin-off from Myriad Genetics was completed. Mr. Driscoll informed MPI management that Javelin’s discussions with other parties were advancing.

On June 19, 2009, the financial advisor of Company B met with Mr. Driscoll to discuss Company B’s interest in pursuing a strategic business combination with Javelin. Company B is a U.S.-based, small cap biopharmaceutical company with a marketed product in the U.S. in a relevant therapeutic category. Earlier in 2009, Company B had contacted Javelin and indicated an interest in a U.S. product partnership for Dyloject. Following the June 19, 2009 meeting, the management of Company B and Javelin, together with their respective financial advisors, held further discussions with respect to a strategic business combination, and Company B conducted due diligence.

On June 23, 2009, the Company Board held a regularly-scheduled meeting at which Mr. Driscoll provided an update to the Company Board on recent strategic business combination and product partnership efforts. The Company Board directed management to continue discussions with interested parties.

In early July, at Javelin’s request, UBS began to assist Javelin again with Javelin’s pursuit of a strategic business combination.

Following the completion of MPI’s spin-off, on July 6, 2009, MPI’s chief executive officer and Mr. Driscoll had a conference call to discuss potential licensing and strategic business combination transactions between MPI and Javelin.

On July 7, 2009, the chief executive officer of Company A informed Mr. Driscoll that Company A’s board of directors had authorized Company A to pursue a potential merger with Javelin, after having evaluated two other strategic opportunities. The chief executive officer of Company A indicated to Mr. Driscoll that its board of directors and management agreed that Javelin was the optimal strategic business combination candidate of the three Company A had evaluated and that a financing could be pursued after completion of a merger agreement with Javelin. The chief executive officers of Company A and Javelin agreed to continue to conduct due diligence and to discuss potential financial terms of a merger. Mr. Driscoll then telephonically informed the individual members of the Javelin Special Committee of his discussion with the chief executive officer of Company A.

On July 9, 2009, the chief executive officer and the chief medical officer of Company B met with Mr. Driscoll and other members of senior management at Javelin’s executive offices to discuss capabilities, diligence and potential terms of a merger. The Company B chief executive officer stated that Company B was particularly interested in potential future product indications for Ereska. The chief executive officer stated that Company B was not yet comfortable with the size of the market opportunity for Dyloject and had hired external commercial consultants to conduct a U.S. market assessment of Dyloject. Company B then undertook additional diligence on Javelin.

On July 10, 2009, Company A sent a letter to Mr. Driscoll confirming its interest in the potential acquisition of Javelin.

On July 16, 2009, Mr. Driscoll and Mr. Tulipano and management of MPI, together with Javelin’s and MPI’s respective financial advisors, met in New York City to discuss a potential combination of the companies. At the meeting, MPI presented to Javelin its initial thoughts on the value and strategic merits of a business combination. Mr. Driscoll updated the Javelin Special Committee on the value terms following the meeting.

In July 2009, Hospira submitted an indication of interest to Javelin with respect to a Dyloject product partnership for North America and selected territories in the Americas. Javelin management engaged in discussions with Hospira and permitted Hospira access to Dyloject due diligence materials based on the indication of interest offered by Hospira.

In late July and early August 2009, in accordance with Javelin’s directives, Javelin’s financial advisor contacted seven additional companies, in addition to assisting Javelin with its process with Company A, Company B, and MPI, to determine potential interest in a strategic business combination with Javelin. None of the additional seven companies indicated an interest in pursuing a transaction with Javelin at that time.

By August 2009, Javelin was actively engaged in discussions with three potential acquirers — Company A, Company B, and MPI. On August 3, 2009, Mr. Driscoll updated the members of the Javelin Special Committee on the strategic business combination discussions with Company A, Company B, and MPI. Mr. Driscoll also summarized the discussions with Hospira for a Dyloject product partnership.

On August 6, 2009, Company A submitted to Javelin management a preliminary indication of interest to acquire Javelin. Pursuant to the proposal, each holder of Javelin common stock would receive (i) a number of Company A American depositary shares representing a fixed, baseline offer at a 30% premium to the 20-trading day closing price of Javelin common stock preceding the date on which a transaction was to be announced, which at the time represented approximately $2.20 per outstanding share of Javelin common stock, and (ii) contingent warrants for additional Company A American depositary shares representing each holder’s pro rata share of additional consideration in an amount equal to $40 million in the aggregate issuable upon the achievement of regulatory milestones with respect to Dyloject. Under these terms, Javelin stockholders would hold approximately 18% of the combined company (using the then current relative share prices of the companies).

On August 6, 2009, the Company Board held a telephonic meeting at which Mr. Kiernan, a member of the Javelin Special Committee, provided an update to the Company Board on Javelin’s recent strategic business combination efforts and the one product partnership effort. The update included a discussion of the general terms of Company A’s August 6th indication of interest. The Javelin Special Committee and Javelin management provided materials to Company Board containing information about the potential acquirers and a summary of certain strategic business combination and product partnership efforts, and the Company Board instructed Javelin management to continue to negotiate with Company A, Company B and MPI to obtain terms most favorable to Javelin’s stockholders. At that time, the Javelin Special Committee was given the mandate to direct management in the pursuit of a strategic business combination with the three interested firms. The Javelin Special Committee had been reduced to two members, Mr. Kiernan and Mr. Flanzraich, based on their expertise and experience in mergers and acquisitions.

On August 7, 2009, management of Company B met with Javelin management at the offices of Company B’s financial advisor to discuss further the potential merger of the two companies, and Company B inquired about additional diligence matters. As part of its due diligence efforts, Company B expressed a desire to understand Javelin’s projections on resources needed for the establishment of a commercial presence in the hospital or acute care pain market. Company B’s management presented a summary of the U.S. market assessment for Dyloject in the U.S. conducted by their external commercial consultants. The summary of this assessment indicated the Dyloject U.S. market opportunity was consistent with Javelin’s internal estimates. Five days later, on August 12, 2009, Company B submitted to Javelin management a non-binding indication of interest to acquire Javelin. In the indication of interest, Company B proposed to acquire all outstanding shares of Javelin common stock based on a fixed exchange ratio of 0.220 of a share of Company B stock for each share of outstanding Javelin common stock. This proposal represented a total value per share of Javelin common stock of $2.00 at that time, and Company B projected that as a result of the transaction, Javelin stockholders would own shares representing approximately 24% of the combined entity. Company B management indicated in conveying their proposal that their principal interest was with Dyloject as they had determined the market opportunity for Dyloject was in line with Javelin’s estimates but that they had some concerns about the clinical, regulatory and market exclusivity risks for Ereska. Given these perceived risks with Ereska, Company B ascribed little value to Ereska at this time. Mr. Driscoll informed the Javelin Special Committee of receipt of the indication of interest and the general terms. In accordance with directives from the Javelin Special Committee, Javelin’s financial advisor subsequently held discussions with Company B’s financial advisor to convey, among other things, that Company B’s proposal was not competitive to a proposal received by Javelin from another party.

On August 10, 2009, during a Javelin Special Committee call, Mr. Driscoll and representatives of Javelin’s financial advisor updated the Javelin Special Committee on the status of negotiations with Company A, Company B, MPI and Hospira. The Javelin Special Committee gave Mr. Driscoll direction on negotiating with Company A and Company B.

On August 11, 2009, Javelin announced results of its initial review of top line results from the first Phase III clinical study of Ereska and indicated that the results would be subsequently fully re-analyzed. Javelin disclosed that the initial analysis of the study revealed Ereska did not demonstrate statistical significance to placebo for the primary efficacy endpoint.

On August 13, 2009, following discussions between Mr. Driscoll and the chief executive officer of Company A, Javelin responded in writing to Company A’s August 6, 2009 indication of interest, specifying that Javelin required an increase in the premium proposed and the contingent consideration, and Javelin also required an equity line to fund its operations.

On August 17, 2009, the Javelin Special Committee held a telephonic meeting at which they reviewed, with Mr. Driscoll’s assistance, the terms of the proposals from Company A, Company B and Hospira. The Javelin Special Committee instructed management to pursue Company A’s proposal most aggressively because of more favorable financial terms but to continue discussions regarding a strategic business combination with Company B and MPI, which had not yet submitted proposed terms in writing, and, to a lesser degree, discussions regarding a product partnership with Hospira as an alternative option.

Following discussions between the parties’ respective financial advisors, on August 18, 2009, Company B submitted to Javelin management a revised non-binding indication of interest to acquire Javelin wherein it increased the proposed fixed exchange ratio and added a contingent milestone payment. Mr. Driscoll informed the Javelin Special Committee of receipt of the revised indication of interest and provided this to the Javelin Special Committee.

On August 18 and 19, 2009, Mr. Driscoll and representatives from Company A, including its chief executive officer, together with Javelin’s and Company A’s respective financial advisors, discussed the terms of a proposed merger and elements of a merger agreement. Mr. Driscoll subsequently updated the Javelin Special Committee with respect to the August 18 and 19 meetings with Company A.

On August 24, 2009, Company A sent to Javelin a revised indication of interest in which it proposed to increase the amount of contingent consideration it would provide to Javelin stockholders and provided for a working capital facility.

On August 25, 2009, the MPI and Javelin chief executive officers discussed the potential financial terms of a merger, and Mr. Driscoll informed MPI’s chief executive officer that negotiations with other parties were advancing on terms that were more favorable to Javelin stockholders than MPI’s oral indications of terms to date.

On August 26, 2009, the Javelin Special Committee held a telephonic meeting at which the Javelin Special Committee reviewed the terms of the latest strategic business combination proposals from Company A and Company B. Individual company profiles of Company A and Company B also were discussed with the Javelin Special Committee. The Javelin Special Committee gave management direction on terms it considered essential in a proposal that it would consider approving, including the provision for a working capital facility, and instructed management to continue discussions and negotiations with Company A, Company B and MPI. Management was directed to continue discussions with Hospira as an alternative option in the event the strategic business combination efforts did not conclude successfully in a sufficient time frame. On that same date, Javelin sent to Company A its response to Company A’s prior revised indication of interest.

Between June 5, 2009, the date on which Hospira and Javelin entered into a confidentiality agreement, and August 2009, Hospira continued to conduct diligence on Dyloject. Mr. Taylor also spoke with Peter Larsen, a Director of Business Development at Hospira, from time to time during this period about a potential product partnership.

On August 27, 2009, Hospira’s management presented its U.S. commercial capabilities to Javelin management in a meeting in Javelin’s offices. Javelin management informed Hospira management that the Company Board had determined that it preferred that Javelin pursue a strategic business combination instead of a product partnership, but Javelin would continue discussions with Hospira for a Dyloject product partnership. Hospira stated again that it wanted to pursue a product partnership for Dyloject with Javelin and not a strategic business combination. Concurrently with negotiations with the parties interested in a strategic business combination, Javelin management continued negotiating terms of a commercialization and co-development collaboration for Dyloject in North America and other territories in the Americas with Hospira in order to preserve all of its alternatives at that time.

Also on August 27, 2009, Javelin received a revised indication of interest from Company A in response to Javelin’s letter of August 26, the terms of which Mr. Driscoll relayed to the Javelin Special Committee. Following direction from the Javelin Special Committee, Mr. Driscoll continued negotiating the proposed terms of a potential strategic business combination with the chief executive officer of Company A, and on September 4, 2009 Javelin received a revised indication of interest from Company A.

On August 28, 2009, Javelin received from MPI, through its financial advisor, a non-binding indication of interest for an all stock acquisition of Javelin. In the indication of interest, MPI proposed to issue (i) shares of MPI common stock to Javelin stockholders at the closing of the merger resulting in ownership by Javelin stockholders of approximately 20% of the combined company, and (ii) contingent consideration to Javelin stockholders in the form of additional shares of MPI common stock issuable to Javelin stockholders upon FDA final approval of Dyloject within certain time periods, which could result in Javelin stockholders owning up to 40% of the combined company. MPI also offered to arrange for funding for Javelin’s on-going operational expenses between the signing of a definitive agreement and closing of the proposed transaction.

On August 30, 2009, Company B submitted a revised non-binding proposal to Javelin for a strategic business combination. Company B’s strategic business combination proposal included the same terms with respect to a fixed exchange ratio and a contingent milestone payment as appeared its August 18 indication of interest, however, the new proposal also included a $20 million upfront cash payment. Including the milestone payment and the cash payment, this proposal still represented a total value per outstanding share of Javelin common stock of $2.47 at that time because the price at which Company B’s common stock was trading had decreased by more than 10% since its August 18 indication of interest. Since Company B informed Javelin that it ascribed a majority of the value in Javelin to Dyloject, Company B also offered a U.S. Dyloject product partnership deal as an alternative transaction.

On August 31, 2009, the Company Board held a teleconference call with Mr. Tulipano and Javelin’s financial advisor in attendance to review the status of Javelin’s discussions and negotiations regarding a strategic business combination and the latest terms presented by the parties, including MPI in its August 28 non-binding indication of interest. During the telephonic meeting, management and the directors discussed recent interactions with the parties, the content of several transaction-related documents prepared by Javelin management, the status of negotiations regarding the term sheets and options going forward. The directors and management also discussed Javelin’s cash position, which was estimated to be sufficient to fund current operations only through December 2009. Additional costs associated with the completion of the Dyloject NDA submission and merger-related expenses had increased the rate at which Javelin’s funds were being depleted. The Company Board took note of the fact that the terms presented by Company A were financially superior to those presented by Company B and MPI. The Company Board directed management to continue to negotiate terms with all of the parties, leveraging the fact that there were three parties vying to engage in exclusive negotiations with Javelin with respect to a merger.

In late August and early September 2009, Javelin’s management continued to negotiate with all three potential merger candidates the terms of the proposed strategic business combination and with Hospira with respect to a Dyloject product partnership. During the course of negotiations, Mr. Driscoll informed management of each of Company B and MPI that Javelin was moving closer to agreement with another party on a letter of intent for a merger and that they would need to improve the terms of their proposals to remain competitive with the proposal of the other party (Company A).

On September 8, 2009, Company B’s chief executive officer informed Mr. Driscoll that Company B could not further improve its latest proposal.

On September 9, 2009, the Company Board met via teleconference to review developments in discussions and negotiations with respect to a strategic business combination that had occurred since the August 31, 2009 teleconference of the Company Board. Mr. Kiernan and Mr. Driscoll reviewed for the Company Board the three proposals for a strategic business combination and noted that in Company A’s latest revised indication of interest, which Javelin had received on September 4, 2009, Company A continued to provide for a working capital facility and also now included a collar on Company A’s stock price to mitigate the potential effect of fluctuations in its stock price on the value of the transaction to Javelin’s stockholders in the event Company A completed a financing between the signing of the merger agreement and the consummation of the merger. Mr. Kiernan and Mr. Driscoll summarized the negotiations between Javelin and Company A. Mr. Kiernan noted that Company A stated that it would only proceed, however, if Javelin agreed to negotiate exclusively with Company A. The Company Board discussed the terms proposed by Company A, noting, in particular, the superior economic terms of Company A’s proposal, including the working capital facility, which was important to Javelin in view of Javelin’s declining cash position. In addition, the Company Board considered the recent information regarding the unfavorable Ereska Phase III trial results and the potential impact on the clinical costs, risks and timeline for further development of the product. At the end of the discussion, the Company Board authorized management to enter into a non-binding letter-of-intent to conduct exclusive negotiations with Company A.

On September 9, 2009, Mr. Driscoll informed the chief executive officer of Company B that Javelin would likely soon execute a non-binding indication of interest with another party that would include an exclusivity provision.

On September 10, 2009, MPI’s chief executive officer contacted Mr. Driscoll to re-affirm the MPI board of director’s interest in a strategic business combination with Javelin. Mr. Driscoll informed MPI’s chief executive officer that Javelin was at a stage of advanced negotiations with another party for a strategic business combination on terms superior to those proposed by MPI, that Javelin intended to sign a letter of intent with the other party, and that the letter of intent would include an exclusivity provision preventing further discussions with MPI. Mr. Driscoll notified the Javelin Special Committee members of this conversation.

On September 10, 2009, Javelin management notified Hospira that Javelin intended to enter into an exclusive negotiation period with another party for a strategic business combination.

On September 11, 2009, Mr. Driscoll informed MPI’s chief executive officer that Javelin would likely be entering into an exclusive negotiation period with another party for a strategic business combination and would not be able to continue discussions with MPI during such period.

On September 14, 2009, Javelin signed a letter of intent with Company A and commenced negotiating a merger agreement. The letter of intent provided for a period of exclusivity from September 14, 2009 through October 5, 2009, during which time Javelin agreed to negotiate exclusively with Company A regarding a possible strategic business combination transaction and was precluded from discussions with third parties regarding strategic business combinations or product partnerships. On that same date, Hospira business development personnel notified Javelin management that Hospira remained interested in pursuing a Dyloject product partnership.

On September 15, 2009, Javelin received a revised indication of interest from MPI with respect to a strategic business combination, in which it increased its prior offer. MPI proposed to issue (i) shares of MPI common stock to Javelin stockholders at the closing of the merger resulting in ownership by Javelin stockholders of 42.2% of the combined company and (ii) contingent consideration in the form of additional shares of MPI common stock issuable to Javelin stockholders upon FDA approval of the new drug application for Dyloject within certain time periods, which could result in Javelin stockholders owning up to 49.2% of the combined company. MPI’s revised indication of interest also continued to offer financing for Javelin’s operational expenses between the signing of a merger agreement and closing of the merger.

On September 24, 2009, Hospira submitted a revised term sheet for a Dyloject product partnership, providing for a larger milestone payment at signing. Javelin did not respond due to the exclusivity provision it was bound by with respect to Company A.

Between September 14, 2009 and October 1, 2009, Javelin and Company A and their respective outside counsel engaged in negotiations with respect to a merger agreement and a working capital facility. However, on October 1, 2009, Company A notified Javelin that it was no longer interested in pursuing the transaction and withdrew its offer, released Javelin from the exclusivity period and ended negotiations on a merger agreement and the associated working capital facility.

On October 2, 2009, the Company Board held a telephonic meeting at which Mr. Driscoll provided an update to the Company Board on the termination of discussions with respect to a potential strategic business combination with Company A. The Company Board took note of Javelin’s financial position and the costs incurred in connection with the negotiations with Company A and directed management to pursue an alternative transaction at an accelerated pace. Mr. Driscoll informed the Company Board that he was in the process of contacting Company B and MPI to inform them that the exclusivity period with Company A had been terminated and that Javelin would likely be interested in resuming discussions with such parties. Mr. Driscoll also informed the Company Board that he had contacted Hospira to inform Hospira that Javelin would likely be interested in re-engaging in discussions with them as well. The Company Board agreed that Javelin management should pursue discussions with Company B and MPI with respect to a potential strategic business combination and with Hospira to keep a potential product partnership open as an alternative transaction. The Company Board agreed with Mr. Driscoll’s actions. The Company Board also instructed management to consider the need for a potential capital raise to finance operations beyond December 2009 in the event that a strategic business combination with a working capital facility could not be agreed upon in an expedited fashion.

Between October 2, 2009 and October 5, 2009, Mr. Driscoll contacted each of Company B, MPI and Hospira to inform them that Javelin was no longer subject to exclusivity with a third party. The chief executive officer of Company B indicated he would review the Javelin opportunity again with his advisors and internal organization and inform Mr. Driscoll promptly if Company B had interest in renewing discussions about a merger. He later informed Mr. Driscoll that Company B was not interested in renewing merger discussions with Javelin at that time because it was at an advanced stage in discussions with respect to another strategic opportunity to which Company B had diverted its focus while Javelin was in the exclusivity period with Company A. Hospira expressed an interest in resuming discussions with Javelin regarding a Dyloject product partnership, and while Mr. Driscoll again emphasized that the preferred outcome expressed by the Company Board was a strategic business combination, he indicated that Javelin would re-engage in discussions with Hospira for a Dyloject product partnership in parallel with its discussions with other parties for a potential strategic business combination. The chief executive officer of MPI also expressed interest in re-engaging in merger discussions and indicated he would consult with MPI’s advisors on the terms of a revised proposal.

On October 2, 2009, Hospira reaffirmed the terms contained in its term sheet dated September 24, 2009, and indicated that it would send a draft agreement to Javelin for a commercialization and development collaboration for Dyloject in North America and certain other territories in the Americas the following week.

On October 7, 2009, Hospira submitted a draft definitive agreement to Javelin management for a commercialization and development collaboration for Dyloject in North America and certain other territories in the Americas. The draft agreement contained several major contingencies for the signing of the agreement and thus payment of the first major milestone, which was unfavorable in view of Javelin’s decreasing cash balance. Moreover, the draft definitive agreement from Hospira had a change in a material financial term that had already been agreed upon in the non-binding term sheet.

On October 13, 2009, the Javelin business development team and Hospira management had a telephone conversation regarding the Dyloject product partnership. Hospira stated that its due diligence on Dyloject was not complete and that Hospira required Javelin to commit to negotiating exclusively with Hospira. In order to accommodate Hospira’s request, Javelin would have been required to suspend its strategic business combination discussions with MPI. Javelin informed Hospira that Javelin would not agree to an exclusivity period for a licensing agreement, and Javelin would not engage in further negotiations on a definitive licensing agreement until Hospira affirmed the terms in its non-binding term sheet and confirmed that its due diligence was completed. Javelin then facilitated further due diligence activities for Hospira.

During the period between October 8, 2009 and October 25, 2009, MPI’s chief executive officer and Mr. Driscoll had a number of calls to discuss MPI’s continued interest in pursuing a strategic business combination with Javelin and the potential terms of such a transaction.

During the period between October 2, 2009 and November 25, 2009, Mr. Driscoll had calls with individual members of the Javelin Special Committee regarding developments with the strategic business combination efforts with MPI and the product partnership discussions with Hospira. The Javelin Special Committee directed Javelin management to continue negotiations with both parties, with an emphasis on advancing terms with MPI.

On October 16, 2009, Hospira confirmed to Javelin that its due diligence activities were complete. Hospira then submitted to Javelin a revised licensing agreement on October 20, 2009, and stated that a final agreement would have to be reached by October 31, 2009 or Hospira would terminate further negotiations. Javelin’s review of the revised licensing agreement identified several substantive terms that were inconsistent with the negotiated non-binding term sheet that was affirmed by Hospira and other provisions believed by Javelin to be disadvantageous to it.

On the same date, Mr. Driscoll and MPI’s chief executive officer discussed the terms included in MPI’s September 15th revised indication of interest. Mr. Driscoll informed the Javelin Special Committee members of this discussion.

On October 19, 2009, Javelin responded to MPI’s September 15 revised indication of interest, identifying the terms upon which Javelin would be willing to proceed.

On October 26, 2009, Javelin received from MPI a second revised indication of interest to enter into a strategic business combination with Javelin. MPI proposed a fixed exchange ratio at signing that would result in Javelin stockholders receiving a 15% premium over the pre-announcement stock price for Javelin common stock, which would result in Javelin stockholders owning approximately 39.8% of the combined company, a value of $1.81 per outstanding share of Javelin common stock on that date (based on the average closing prices of Javelin common stock and MPI common stock over the five trading days ended October 23, 2009), utilizing then recent closing prices of the two companies for illustrative purposes. MPI also proposed to provide for the issuance of additional shares of MPI common stock upon FDA final approval of Dyloject within certain time periods, which could result in Javelin stockholders receiving an increased premium to pre-announcement prices for Javelin common stock of up to 35% and in Javelin stockholders owning up to 43.8% of the combined company. MPI continued to propose providing financing for Javelin’s operational expenses between the signing of a merger agreement and closing of the merger.

Between October 26, 2009 and November 9, 2009, Javelin and MPI and their respective advisors engaged in numerous additional discussions regarding the terms of the proposed transaction.

On October 28, 2009, the Javelin Special Committee met by teleconference to review with Mr. Driscoll the developments in discussions and negotiations with respect to a strategic business combination with MPI and the potential collaboration with Hospira that had occurred since October 14, 2009. Mr. Driscoll reviewed for the Javelin Special Committee the terms of the potential collaboration with Hospira and the MPI proposal. In light of the Company Board’s view that the preferred result for Javelin was a strategic business combination, the Javelin Special Committee asked Mr. Driscoll to focus on the terms of the MPI proposal. Mr. Driscoll reviewed the numerous telephonic discussions regarding the terms of the proposed transaction with MPI and highlighted the potential ownership levels of Javelin’s stockholders in the combined entity based on the achievement of the Dyloject milestone at various stages in time. He also indicated that while MPI stated that it would only proceed if Javelin agreed to negotiate exclusively with MPI with respect to a strategic business combination, it would permit Javelin to continue to negotiate orally a Dyloject product partnership with Hospira. The Javelin Special Committee took note of the working capital facility included in MPI’s proposal, which was important to Javelin to fortify its cash position, given that Javelin’s current capital was only sufficient to fund its operations through mid-December 2009. The Javelin Special Committee then discussed the terms proposed by Hospira and noted that Hospira had changed certain material terms of the proposed partnership in a manner unfavorable to Javelin, and certain contingencies in the Hospira proposal would have to be met before consummation of the agreement, thus extending the date for receipt of the first major milestone payment. At the end of the discussions, the Javelin Special Committee authorized Javelin management to enter into exclusive negotiations with MPI, subject to Javelin’s right to continue oral negotiations with respect to a product partnership for Dyloject with Hospira and authorized the execution of a letter of intent with MPI on the terms described.

On October 30, 2009, Javelin completed an equity financing with a single investor that raised net capital of approximately $3.7 million. Javelin management estimated that the cash infusion would enable Javelin to continue to fund its operations only through January 2010.

Following a conversation between Mr. Driscoll and MPI’s chief executive officer on November 3, 2009, on November 4, 2009, MPI sent to Javelin a third revised non-binding indication of interest, which included a collar of 5% above and below the prices of Javelin and MPI common stock referred to in the letter that would be used to calculate the fixed exchange ratio at signing. Although the premiums would remain the same, utilizing the collar, Javelin stockholders would own between approximately 37.7% and 42.7% of the combined company at closing and, upon FDA final approval of Dyloject within certain time periods, up to approximately 46.8% of the combined company. MPI continued to propose providing financing for Javelin’s operational expenses between the signing of the merger agreement and closing of the merger.

On November 5, 2009, Javelin received a new version of the draft definitive agreement from Hospira for a Dyloject product partnership. In addition to the previous contingencies for closing, Hospira changed a significant economic term in the term sheet previously affirmed by Hospira. Mr. Driscoll informed the Javelin Special Committee members of this development with Hospira and the Javelin Special Committee directed Mr. Driscoll to continue to pursue a transaction with MPI.

On November 9, 2009, Javelin and MPI entered into a non-binding letter of intent for a strategic business combination containing an exclusivity provision ending on November 30, 2009, which was to be automatically extended unless either party were to notify the other in writing of termination and which permitted Javelin to continue oral negotiations with Hospira for a Dyloject product partnership.

During the period between the signing of the letter of intent with MPI and the execution of the merger agreement with MPI, members of the management teams of Javelin and MPI, together with the assistance of their respective advisors, exchanged financial, operating and legal due diligence materials and conducted their respective confirmatory due diligence investigations. At the same time, Javelin and MPI and their respective outside counsel spent considerable time negotiating terms of the proposed merger agreement and the working capital facility and exchanged multiple drafts of the proposed merger agreement and the loan agreement in the process of these negotiations.

On November 12, 2009, Mr. Driscoll and MPI’s chief executive officer had a telephone conversation about the proposed merger agreement between MPI and Javelin. Mr. Driscoll updated the Javelin Special Committee following the discussion.

On November 16, 2009, Mr. Driscoll had a conversation with a senior representative from Hospira with respect to the changes in certain terms regarding the potential product partnership for Dyloject that were unfavorable to Javelin. Hospira then informed Mr. Driscoll that Hospira required confirmation by November 19, 2009, that Javelin was prepared to execute a definitive licensing agreement with Hospira by December 1, 2009. The Hospira representative stated Hospira’s strong preference was the licensure of Dyloject for North America and certain territories in the Americas but that Hospira had other opportunities it would pursue if Javelin could not meet the December 1, 2009 deadline for the completion of a definitive agreement. On November 22, 2009, Mr. Driscoll notified Hospira that Javelin would not meet the December 1, 2009 deadline and subsequently informed Hospira that it was proceeding with its negotiations for a strategic business combination with another party.

On November 18, 2009, Mr. Driscoll and Mr. Tulipano met with management of MPI in Boston, Massachusetts, to discuss the due diligence process, terms of the proposed merger, and actions going forward, and on November 19, 2009, members of the management teams of MPI and Javelin held a joint teleconference to review the status of MPI’s clinical pipeline in support of Javelin’s due diligence review of MPI.

On November 25, 2009, Mr. Driscoll updated the Company Board on the developments and status of the strategic business combination negotiations with MPI and the end of product partnership discussions with Hospira.

On November 30, 2009, the exclusivity period between MPI and Javelin was automatically extended in the absence of either party terminating such exclusivity.

On December 2, 2009, Javelin submitted the NDA for Dyloject to the FDA.

On December 4, 2009, Mr. Driscoll received an unsolicited letter from Hospira indicating its interest in acquiring Javelin. The letter did not propose any financial terms for the strategic business combination. Mr. Driscoll informed the Javelin Special Committee and the Company Board of the receipt of the letter from Hospira. Javelin did not respond to the letter in accordance with the terms of exclusivity in its negotiations with MPI.

On the same date, the Javelin Special Committee met to discuss the key issues in the draft merger agreement with MPI. The Javelin Special Committee provided Mr. Driscoll direction on proceeding with negotiation of the merger agreement with MPI.

On December 9, 2009, Javelin’s financial advisor was contacted by Hospira’s financial advisor. In accordance with Javelin’s directives, Hospira’s financial advisor was informed that, while Javelin was in exclusive discussions with another party and these discussions were well-advanced, Javelin could continue discussions with Hospira regarding a potential Dyloject product partnership under the terms of the exclusivity arrangement.

On December 10, 2009, Mr. Driscoll received an unsolicited, non-binding letter of interest from Hospira in which it proposed to acquire Javelin for cash in a range of $1.85 to $2.00 per outstanding share of common stock of Javelin contingent upon due diligence. Following receipt of the letter, Mr. Driscoll contacted the members of the Javelin Special Committee to make them aware of the terms of the letter and provided a copy of the letter to the Javelin Special Committee and the full board of directors of Javelin. The Javelin Special Committee determined that, for various reasons, including the stage of negotiations with MPI, the lack of a working capital facility in Hospira’s proposal, and the fact that Hospira’s proposal was contingent upon due diligence and subject to full negotiation which could result in a reduction of Hospira’s proposed purchase price, Javelin should continue negotiating exclusively with MPI. Consequently, Javelin did not respond to the letter.

On December 10, 2009, Mr. Driscoll also provided an update for the Javelin Board of Directors of the developments related to the strategic business combination negotiations with MPI.

On December 13, 2009, in accordance with Javelin’s directives, Javelin’s financial advisor notified Hospira’s financial advisor that Javelin was in an exclusive negotiation period for a merger with another party and could not respond to its letter of interest at that time.

On December 13, 2009, Mr. Driscoll and MPI’s chief executive officer had a call to discuss the proposed merger agreement between MPI and Javelin.

On December 15, 2009, a regularly-scheduled meeting of the Company Board was held telephonically to discuss the status of negotiations with respect to the proposed terms of the transaction with MPI, in advance of which, among other things, materials relating to the terms of the proposed MPI merger and the working capital facility, summaries of diligence related to MPI intellectual property and the December 10th letter from Hospira were circulated. Mr. Driscoll and Javelin’s outside legal counsel updated the Company Board on the status of negotiations with MPI and the progress on the proposed merger agreement, the proposed loan agreement with respect to the working capital facility and certain ancillary documents. Mr. Driscoll then described the history of Javelin’s discussions with Hospira regarding a Dyloject product partnership and noted the differences between certain negotiated terms and those contained in drafts of the definitive licensing agreement later provided by Hospira. The Company Board then discussed Hospira’s December 10th letter, noting, among other things, that while the per share price offered by Hospira was higher than that offered by MPI, the proposal was contingent upon completion of additional due diligence by Hospira, which could impact the price per share Hospira was willing to pay, did not include a working capital facility, would require the negotiation of a new merger agreement, and that under the merger agreement with MPI, Javelin could still, subject to payment of a termination fee and the other conditions, enter into a transaction with Hospira if it made a superior proposal. The Company Board also discussed the likelihood that Javelin would need to raise additional capital prior to the execution of a merger agreement with Hospira and the potential impact that could have on the price per outstanding share of Javelin common stock that Hospira would ultimately be willing to agree to. The Company Board also considered the possibility that MPI would cease negotiations entirely with Javelin in respect of a strategic business combination if Javelin terminated the exclusivity period in order to explore Hospira’s non-binding indication of interest. In view of these factors, the Company Board then directed Mr. Driscoll to culminate negotiations with MPI and finalize the merger documentation with MPI.

On December 17, 2009, MPI’s chief executive officer notified Mr. Driscoll that the MPI board of directors had unanimously approved the merger agreement pursuant to which MPI would acquire Javelin.

On December 18, 2009, a special meeting of the Company Board was held telephonically to discuss the proposed terms of the transaction with MPI. All members of the Company Board were present on the call, and certain members of Javelin’s senior management and representatives of Ropes & Gray LLP and UBS were present on the call. In advance of the telephonic meeting, a substantially final draft of the merger agreement with MPI and related materials were circulated to the Company Board. At the meeting, members of senior management and the representatives of Javelin’s advisors reviewed with the Company Board, among other matters, the terms of the merger agreement with MPI and the related transaction documents. In addition, Javelin’s outside counsel reviewed with the Company Board the fiduciary duties of the Company Board. Also at this meeting, Javelin’s financial advisor reviewed with the Company Board a financial analysis of the per share consideration to be received in the MPI merger and delivered to the Company Board an opinion, as to the fairness, from a financial point of view and as of that date, of the per share consideration to be received in the MPI merger by holders of Javelin common stock. On the basis of Javelin’s extensive efforts to explore third party interest in potential transactions, and after discussion and consideration, the Company Board determined that the amount and form of consideration then being proposed by MPI for each outstanding share of Javelin’s common stock outstanding, together with the right to a certain number of shares upon the satisfaction of a contingency related to the approval of the Dyloject new drug application by the FDA, represented the best opportunity for the Javelin stockholders to realize long term value. After further discussion among the Company Board members and other participants on the call with respect to various matters related to the potential transactions with MPI, the Company Board approved the merger with MPI, the proposed merger agreement with MPI and the transactions contemplated by the merger agreement with MPI (including the loan agreement governing the working capital facility).

On the morning of December 18, 2009, a merger agreement was executed and delivered by Javelin, MPI, Merger Sub and a representative of the Javelin stockholders, which is referred to as the MPI Merger Agreement. Before the opening of the markets on December 18, 2009, Javelin and MPI issued a joint press release announcing the proposed merger with MPI, which is referred to as the MPI merger.

On February 12, 2010, MPI filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus, which described the MPI merger and sought to register the shares of MPI stock issuable in connection with the MPI merger.

On March 10, 2010, MPI filed with the SEC a pre-effective amendment to the registration statement on Form S-4.

On March 12, 2010, the registration statement on Form S-4 was declared effective by the SEC. The joint proxy statement/prospectus was thereafter mailed to MPI and Javelin stockholders. The joint proxy statement/prospectus included a notice informing Javelin stockholders of a special meeting of Javelin stockholders to be held on April 22, 2010 at which Javelin stockholders were to consider and vote upon a proposal to approve and adopt the MPI Merger Agreement and the transactions contemplated thereby, including the MPI merger.

On March 31, 2010, Mr. Driscoll received a voicemail message from the chief executive officer of Hospira stating that Hospira intended to send an unsolicited letter of interest to Javelin. Subsequently, Javelin received such a letter of interest from Hospira in which it proposed to acquire Javelin for cash for $2.20 per outstanding share of common stock of Javelin, which is referred to as the Hospira Proposal. The letter of interest was also sent to Javelin’s legal advisors. The Hospira Proposal was not subject to due diligence or a financing contingency. Following receipt of the letter, Mr. Driscoll contacted the members of the Javelin Special Committee to make them aware of the terms of the letter and provided a copy of the letter to the Javelin Special Committee and the full board of directors of Javelin.

On the afternoon of March 31, 2010, the Javelin Special Committee held a telephonic meeting at which it reviewed, with Mr. Driscoll’s and Mr. Tulipano’s assistance, the terms of the Hospira Proposal. The Javelin Special Committee and Mr. Driscoll agreed that the entire Company Board should be convened to review the Hospira Proposal and that a copy of the letter containing the Hospira Proposal also should be sent to Javelin’s financial advisor, UBS.

On April 1, 2010, the Company Board met telephonically to discuss the Hospira Proposal. All members of the Company Board were present on the call, and certain members of Javelin’s senior management and representatives of Ropes & Gray LLP and UBS were present on the call. In advance of the meeting, materials comparing the financial terms of the Hospira Proposal with the financial terms of the MPI Merger were circulated to the Company Board. At the meeting, the members of the Special Committee and Mr. Driscoll reviewed with the Company Board, among other matters, the terms of the Hospira Proposal. In addition, Javelin’s outside counsel reviewed with the Company Board the fiduciary duties of the Company Board and Javelin’s and the Company Board’s obligations under the MPI Merger Agreement. The Company Board took particular note of the price per share offered and the absence of any diligence or financing contingency in the Hospira Proposal. After discussion and consideration, the Company Board determined in good faith, after consultation with Javelin’s legal and financial advisors, that the Hospira Proposal was reasonably likely to lead to a company superior proposal (as defined in the MPI Merger Agreement) and, after consultation with Javelin’s legal advisor, that the failure to engage in negotiations or discussions with Hospira would be inconsistent with its fiduciary obligations under applicable law. The Company Board then directed Mr. Driscoll to inform MPI of Javelin’s receipt of the Hospira Proposal and of Javelin’s intention to engage in negotiations with Hospira.

On April 2, 2010, Mr. Driscoll notified MPI’s chief executive officer of Javelin’s receipt of the Hospira Proposal and of Javelin’s intention to engage in negotiations with Hospira and provided MPI with a copy of the Hospira Proposal. Following such notice, Mr. Driscoll contacted Hospira’s chief executive officer and directed Javelins’ legal advisor to contact Hospira’s legal advisor and Javelin’s financial advisor to contact Hospira’s financial advisor.

Between April 2nd and April 5th, Javelin and Hospira, with the assistance of their respective advisors, began negotiating the terms of a merger agreement and loan documentation.

On April 6, 2010, the Javelin Special Committee held a telephonic meeting. Mr. Driscoll, Mr. Tulipano and representatives of UBS were also present on the call. Mr. Driscoll provided members of the Special

Committee with an update of the developments related to the Hospira Proposal and the status of documentation.

On April 6th and April 7th, Javelin and Hospira, with the assistance of their respective advisors, continued negotiating the terms of a merger agreement and loan documentation.

On April 8, 2010, the Company Board again met telephonically to discuss the Hospira Proposal. All members of the Company Board were present on the call, and certain members of Javelin’s senior management and representatives of Ropes & Gray LLP and UBS were present on the call. In advance of the telephonic meeting, a substantially final draft of the merger agreement with Hospira and related materials were circulated to the Company Board. At the meeting, the members of the Special Committee and Mr. Driscoll reviewed with the Company Board, among other matters, the terms of the Hospira Proposal and the status of negotiations with Hospira. In addition, Javelin’s outside counsel reviewed again with the Company Board the fiduciary duties of the Company Board and Javelin’s and the Company Board’s obligations under the MPI Merger Agreement. Javelin’s counsel also described the termination provisions of the MPI Merger Agreement and the obligation of Javelin to pay a termination fee and stipulated expenses following the termination of the MPI Merger Agreement under certain of those provisions. Also at this meeting, UBS reviewed with the Company Board UBS’ financial analysis of the $2.20 per share consideration in the tender offer and the merger contemplated by the proposed merger agreement with Hospira and informed the Company Board that, based on the information available to UBS as of April 8, 2010, UBS had no reason to believe it would not be in a position, had the proposed merger agreement with Hospira been executed on that date, to render to Javelin’s board of directors an opinion as to the fairness, from a financial point of view and as of the date of such opinion, of the $2.20 per share consideration to be received in the offer and the merger, taken together, by holders of Javelin common stock. The Company Board took particular note of a) the approximate 47% per share premium the Hospira Proposal represented over the market value of the maximum potential stock consideration offered in the MPI merger, using the closing price of MPI’s common stock on the prior day and b) the approximate 66% per share premium to the closing price of Javelin’s common stock on the prior day. After discussion and consideration, the Company Board determined in good faith, after consultation with Javelin’s legal and financial advisors, that the Hospira Proposal was a company superior proposal (as defined in the MPI Merger Agreement). The Company Board then directed Mr. Driscoll to deliver to MPI a notice of Javelin’s intent to terminate the MPI Merger Agreement if Hospira provided a binding offer to enter into a merger agreement on the terms of the Hospira Proposal presented to the Company Board. The Company Board also instructed Mr. Driscoll that, provided that no binding counter-offer was made by MPI during the five business days following delivery of such notice of intent to terminate, he was authorized to execute and deliver to MPI a notice of termination of the MPI Merger Agreement. The Company Board also approved, contingent upon the termination of the MPI Merger Agreement, the Hospira transaction on the terms set forth in the Hospira Proposal, the proposed merger agreement with Hospira and the transactions contemplated by the proposed merger agreement with Hospira (including the loan agreement governing the working capital facility).

On April 9, 2010, Hospira delivered to Javelin a binding offer to enter into the Merger Agreement, a loan and security agreement and intellectual property security agreements, which are referred to as the Hospira Acquisition Documents. On the evening of April 9, 2010, Javelin notified MPI of its intent to terminate the MPI Merger Agreement.

Under the terms of the MPI Merger Agreement, MPI had until the end of Friday, April 16, 2010 to negotiate with Javelin to make favorable adjustments to the terms and conditions of the MPI Merger Agreement. MPI did not undertake any such negotiations during that time period. On April 16, 2010, at the Company’s request, UBS delivered a written opinion, dated April 16, 2010, to the Company Board to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $2.20 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Javelin common stock was fair, from a financial point of view, to such holders. As a result of the Hospira Proposal continuing to constitute a company superior proposal and as directed by the Company Board on April 8, 2010, on April 17, 2010, Javelin notified MPI that it had terminated the MPI Merger Agreement. Following the termination of the MPI Merger Agreement, Javelin executed and delivered to Hospira the Hospira Acquisition Documents, which had been previously executed by Hospira. Before the opening of the markets on April 19, 2010, Javelin issued a press release announcing the termination of the MPI Merger Agreement and Javelin and Hospira issued a joint press release announcing the proposed merger with Hospira.

Reasons for the Recommendation of the Company Board

In evaluating the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, the Company Board consulted with Javelin’s management and legal and financial advisors and, in reaching its decision to recommend the Offer to Javelin’s stockholders, approve the Merger and enter into the Merger Agreement, the Company Board considered a number of factors, including the following:

•	Javelin’s Operating and Financial Condition; Prospects of Javelin. The Company Board considered Javelin’s business, financial condition and results of operations, as well as its financial plan and its short-term and long-term capital needs. The Company Board considered, among other factors, that the holders of Javelin common stock would continue to be subject to the risks and uncertainties of Javelin’s financial plan and prospects unless it were acquired. These risks and uncertainties included risks relating to Javelin’s ability to successfully develop and market its current product candidates, potential difficulties or delays in clinical trials, obtaining regulatory approval for its product candidates, regulatory developments involving current and future products and its ability to raise sufficient funds to finance its operations, the cost of such capital and the potentially dilutive terms of any such financing, as well as the other risks and uncertainties discussed in its filings with the SEC. In particular, the Company Board considered the company’s current cash position in relation to its anticipated expenditures in connection with its product development activities, which would require the company to secure financing in the near future, its financing prospects and the amount of capital that would be required for Javelin to continue the development of its product programs as a stand-alone company.

•	Strategic Alternatives. The Company Board considered trends in the industry in which Javelin operates and potential strategic alternatives available to it, including pursuing a transaction or a strategic partnership with another company in the industry, as well as the risks and uncertainties associated with such alternatives. The Company Board considered the lack of success of Javelin’s prior efforts to partner its product programs in North America on sufficiently attractive terms despite a robust and competitive process.

•	Results of Process Conducted. The Company Board considered the results of the process that had been conducted by Javelin, with the assistance of Javelin’s management and advisors, to solicit proposals for partnering transactions or strategic business combinations, the resulting discussions and negotiations with numerous parties, and the fact that these discussions and negotiations led to the Company entering into the MPI Merger Agreement, which the Company Board determined at the time to be in the best interests of the Company and its stockholders until Hospira offered the terms contemplated by the Merger Agreement. The Company Board also considered the ability of other bidders to make a proposal to acquire shares of Javelin common stock at a higher price per share than the Merger Consideration. Based on the results of Javelin’s prior efforts and its extended negotiations with MPI, ultimately resulting in the termination of the MPI Merger Agreement in favor of the Hospira Merger Agreement, the Company Board believed that the Merger Consideration represented the best opportunity for the Javelin stockholders.

•	Premium to MPI Offer: The Company Board considered the Hospira Proposal was an all cash offer of $2.20 per Share, which, on April 7, 2010, represented approximately a 47% per share premium to the market value of the maximum potential stock consideration offered pursuant to the MPI Merger Agreement (using the closing price of MPI’s common stock on that date) and a 66% per share premium to the closing price of the Shares on that date.

•	Interim Financing. The Company Board considered Hospira’s agreement to provide Javelin with up to $4.5 million of interim financing in order to support its operations pending the closing of the Merger, $8.3 million to repay principal and accrued interest under a similar financing arrangement entered into in connection with the MPI Merger Agreement, and $4.4 million for Javelin’s payment of the termination fee and certain stipulated expenses that Javelin was required to pay MPI following termination of the MPI Merger Agreement.

•	Transaction Financial Terms. The Company Board considered the relationship of the Merger Consideration to the historical market prices of Javelin common stock and to the merger consideration under the MPI Merger Agreement. In light of Javelin’s activities and Javelin’s communications about a potential strategic transaction with other companies, the Company Board determined that $2.20 per Share, net to the selling stockholders in cash, represents the best value to stockholders.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of Javelin, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•	Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to competing offers that might be superior to the Merger Consideration to be exchanged for stockholders’ shares of Javelin common stock. The Company Board believed that the termination fee of $2,900,000 plus stipulated expenses in certain circumstances, was a reasonable fee to be paid to Hospira should a superior offer be accepted by Javelin.

•	Conditions to the Consummation of the Merger; Likelihood of Closing. The Company Board considered the conditions to the Offer and the Merger reasonable and the consummation of the transactions contemplated by the Merger Agreement likely.

•	Type of Consideration. The Company Board considered the form of consideration to be paid to Javelin stockholders and the structure of the transaction as a tender offer for all of the issued and outstanding Shares, which may enable stockholders to receive the Merger Consideration and obtain the benefits of the transaction more quickly and, therefore, with greater assurances, than might be the case in other transaction structures, including the proposed structure under the MPI Merger Agreement.

•	Opinion of Javelin’s Financial Advisor. The Company Board considered UBS’ financial presentation of April 8, 2010 and receipt of UBS’ written opinion, dated April 16, 2010, as to the fairness, from a financial point of view and as of the date of the opinion, of the $2.20 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Javelin common stock. The full text of UBS’ opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS, is attached as Annex II hereto. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the Company Board (solely in its capacity as such) in connection with, and for the purpose of, its evaluation of the $2.20 per Share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger or any related transaction. The opinion does not address the relative merits of the Offer or the Merger or any related transaction as compared to other business strategies or transactions, including the previously proposed merger transaction with MPI and related transactions, that might be available with respect to Javelin or Javelin’s underlying business decision to effect the Offer or the Merger or any related transaction. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the following:

•	Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement would impose on Javelin actively soliciting competing bids, and the insistence of Hospira as a provision in the Merger Agreement that Javelin would be obligated to pay a termination fee of $2,900,000 plus actual stipulated expenses of up to $2,500,000 under certain circumstances, and the potential effect of such termination fee in deterring other potential merger partners from proposing alternative transactions.

•	Failure to Close. The Company Board considered that Hospira’s and Offeror’s obligation to accept and pay for the Shares pursuant to the Offer and to consummate the Merger was subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of Javelin’s control. The Company Board also considered the fact that, if the Merger was not completed, the market’s perception of Javelin’s continuing business could potentially result in a loss of potential collaboration partners or other merger partners and employees and that the trading price of Javelin common stock could be adversely affected. The Company Board also considered the fact that, if the Merger was not consummated, the Javelin directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and Javelin will have incurred significant transaction costs, attempting to consummate the transaction with Hospira and the prior proposed merger with MPI.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, Javelin agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that it will not take a number of actions related to the conduct of its business without the prior written consent of Hospira. The Company Board further considered that these terms of the Merger Agreement may limit Javelin’s ability to pursue business opportunities that it might otherwise pursue.

•	No Future Stockholder Participation in Future Earnings or Growth of Javelin as an Independent Company. The Company Board considered the fact that, subsequent to completion of the Merger, Javelin will no longer exist as an independent public company and the Javelin stockholders will not have an opportunity to participate in its future earnings growth and future profits as an independent company or, unlike under the MPI Merger Agreement, as part of a combined company.

•	Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between Javelin, on the one hand, and certain of its executive officers and directors, on the other hand, as a result of the transactions contemplated by the Merger Agreement.

The Company Board believed that, overall, the potential benefits of the Merger to Javelin’s stockholders outweigh the risks of the Merger and provide the maximum value to Javelin stockholders. In analyzing the proposed Merger, the Company Board and Javelin management were assisted and advised by legal counsel.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger , the Merger Agreement and the transactions contemplated by the Merger Agreement, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c)	Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each Executive Officer, director, affiliate and subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him, her or them to incur liability under the short-swing profits recovery provisions of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such Executive Officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained UBS to act as its financial advisor in connection with a possible sale transaction, including the Offer and the Merger. Under the terms of UBS’ engagement, Javelin has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee of $1.5 million, $750,000 which was payable in connection with UBS’ opinion and $750,000 of which is contingent upon consummation of the Offer . In addition, Javelin has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. As part of UBS’ engagement, UBS also has been retained as financial advisor to Javelin in connection with potential strategic partnerships, for which UBS will be entitled to receive compensation if the Offer is not consummated during the term of UBS’ engagement. UBS acted as financial advisor to Javelin in connection with Javelin’s previously proposed merger transaction with MPI and is entitled to receive a fee of $750,000 for certain of UBS’ services in connection with that transaction.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company, except for Neil Flanzraich who acquired 84,580 Shares on March 3, 201 at a price of $1.41 per Share, Martin Driscoll who acquired 22,181 Shares on March 19, 2010 at an average cost of $1.3015 per Share and Daniel Carr who, upon exercise of Company Stock Options, acquired 5,307 Shares and 767 Shares on March 25 and March 26, 2010, respectively, at a price of $1.07 per Share and disposed of 4,700 Shares and 700 Shares on the same dates at a price of $1.35.

Item 7.	Purpose of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

(b)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their Shares as determined by the Delaware Court of Chancery. Stockholders should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to, and does not otherwise address, fair value under DGCL Section 262. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)	Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(d)	Regulatory Approvals.

Based on the total assets and sales of the Company, the parties to the Merger Agreement do not believe that they are required to file a Notification and Report Form and related materials pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and accordingly do not intend to make such filings. If the parties determine that such filings under the HSR Act are required, each of the parties would file a Notification and Report Form and related material with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and, in accordance with the Merger Agreement, would be obligated to use reasonable best efforts to obtain early termination of the applicable waiting period and to make all further filings pursuant thereto that may be necessary, proper or advisable. In connection with the Offer, if filings pursuant to the HSR Act are made, the applicable waiting period under the HSR Act would expire 15 calendar days after the date Hospira has filed its Notification and Report Form. If filings pursuant to the HSR Act are made, the staffs of the Federal Trade Commission and the Antitrust Division of the Department of Justice would have the authority to request additional information from Hospira and the Company in connection with their review of the transactions contemplated by the Merger Agreement. If additional information is so requested, the applicable waiting period under the HSR Act is tolled until all of the requested in formation has been provided by Hospira and the Company. Once all requested information has been provided, the HSR Act provides for an additional 10 calendar day waiting period before Hospira or the Offeror is permitted to accept any of the Shares for payment pursuant to the Offer.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Hospira’s or Offeror’s acquisition or ownership of the Shares.

(e)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Tender Condition (as defined in the Merger Agreement) required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Offeror pursuant to the Offer, Offeror will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted an option to Offeror to purchase Shares if, after the exercise of the option, Offeror would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option in paragraph (f) below.

(f)	Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted the Offeror an irrevocable option, to purchase, at a per share price equal to the Offer Price, that number of newly-issued Shares that is equal to one Share more than the number of Shares needed to give the Offeror beneficial ownership of 90% of the then outstanding Shares. This “top-up” option is exercisable only if, among other things, the Minimum Tender Condition (as defined in the Merger Agreement) is satisfied. The purchase price of the top-up option must be paid by Offeror in cash in an amount equal to the aggregate par value of such shares and by delivering a promissory note having a principal amount equal to the balance of such purchase price. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(g)	Section 14(f) Information Statement.

The Merger Agreement provides that, promptly after the Acceptance Time, and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Company Board (and on each committee of the Company Board and the board of directors of each subsidiary of the Company as designated by Hospira), rounded to the next whole number, as will give the Offeror representation on the Company Board (or such committee or subsidiary board of directors) (the “Offeror’s Designees”) equal to the product of:

•	the total number of directors on the Company Board (or such committee or subsidiary board of directors) giving effect to the directors so appointed or elected pursuant to the Merger Agreement, multiplied by

•	the percentage that the number of Shares that the Offeror and Hospira beneficially own at the Acceptance Time bears to the total number of Shares then outstanding.

The Company is required to use its reasonable best efforts to cause the Offeror’s Designees to be so elected or appointed to the Company Board, including, if necessary and at the Offeror’s request, by using its reasonable best efforts to seek and accept the resignation of such number of directors or to increase the size of the Company Board so as to enable the Offeror’s Designees to be so elected or appointed.

Notwithstanding the requirements described above, the Company, Hospira and the Offeror have agreed to cause the Company Board to include at least three members (the “Independent Directors”) who were directors of the Company on the date of the Merger Agreement and who shall be independent for purposes of Rule 10a-3 under the Exchange Act. If there are fewer than three Independent Directors in office at any time prior to the Effective Time, the remaining Independent Directors (or Independent Director, if there is only one remaining) are entitled to designate persons to fill such vacancies, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, the other directors shall designate three persons to fill such vacancies who shall be independent for purposes of Rule 10a-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible election of persons designated by Hospira, pursuant to the Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Letter to Stockholders of the Company, dated April 21, 2010, from Martin J. Driscoll, Chief Executive Officer of the Company (filed herewith).*
(a)(1)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)	Offer to Purchase, dated April 21, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Offeror and Hospira filed with the Securities and Exchange Commission on April 21, 2010).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Offeror and Hospira filed with the Securities and Exchange Commission on April 21, 2010).
(a)(5)	Press Release issued by the Company, dated April 17, 2010 (incorporated by reference to the Schedule 14D-9C filed by the Company on April 21, 2010).

Exhibit No.	Description

(a)(6)	Joint Press Release issued by the Company and Hospira, dated April 17, 2010 (incorporated by reference to the Schedule 14D-9C filed by the Company on April 21, 2010).
(a)(7)	Summary Advertisement as published in the New York Times (incorporated by reference to Exhibit(a)(5)(B) to the Schedule TO of Offeror and Hospira filed with the Securities and Exchange Commission on April 21, 2010).
(e)(1)	Agreement and Plan of Merger, dated April 17, 2010, by and among Offeror, Hospira and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010).
(e)(2)	Loan and Security Agreement, dated April 17, 2010, by and among Hospira, Javelin and Innovative Drug Delivery Systems, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010).
(e)(3)	Nondisclosure Agreement, dated as of April 8, 2010, by and between the Company and Hospira (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Offeror and Hospira filed with the Securities and Exchange Commission on April 21, 2010).
(e)(4)(A)	Employment Agreement, effective as of March 3, 2008, between the Company and Martin J. Driscoll (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on June 5, 2008, and incorporated herein by reference).
(e)(4)(B)	Amendment to Employment Agreement, dated May 1, 2009, between the Company and Martin J. Driscoll (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, and incorporated herein by reference).
(e)(5)(A)	Employment Agreement, dated as of July 7, 2007, between the Company and Daniel B. Carr, M.D. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, and incorporated herein by reference).
(e)(5)(B)	Amendment to Employment Agreement between the Company and Daniel B. Carr, M.D. (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on June 5, 2008, and incorporated herein by reference).
(e)(5)(C)	Amendment to Employment Agreement, dated May 1, 2009, between the Company and Daniel B. Carr, M.D. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, and incorporated herein by reference).
(e)(6)(A)	Restricted Stock Unit Grant Agreement, dated December 18, 2009, between the Company and Stephen J. Tulipano (filed herewith).
(e)(6)(B)	Amended and Restated Employee Retention Agreement, dated April 17, 2010, between the Company and Stephen J. Tulipano (filed herewith).

*	Included with copy of Schedule 14D-9 mailed to stockholders.

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Annex II — Opinion, dated April 16, 2010, of UBS Securities LLC to the Board of Directors of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAVELIN PHARMACEUTICALS, INC.

By:	/s/ Martin J. Driscoll
Martin J. Driscoll
Chief Executive Officer

Dated: April 21, 2010

Annex I

JAVELIN PHARMACEUTICALS, INC.
125 CAMBRIDGEPARK DRIVE
CAMBRIDGE, MASSACHUSETTS 02140

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about April 21, 2010, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Javelin Pharmaceuticals, Inc., a Delaware corporation (“Javelin” or the “Company”), with respect to the tender offer by Discus Acquisition Corp. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (“Hospira”), to the holders of record of (a) all outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Javelin. You are receiving this Information Statement in connection with the possible election of persons designated by Hospira to a majority of the seats on the board of directors of the Company (the “Company Board” or “Board of Directors”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of April 17, 2010 (the “Merger Agreement”), by and among Hospira, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on April 21, 2010 to purchase all outstanding Shares at a price of $2.20 per share (the “Offer Price”), net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated April 21, 2010 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on May 18, 2010 (the end of the day on May 18, 2010), at which time, if all conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Javelin stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Hospira with the Securities and Exchange Commission (the “SEC”) on April 21, 2010.

The Merger Agreement provides that, promptly after the Acceptance Time, and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Company Board (and on each committee of the Company Board and the board of directors of each subsidiary of the Company as designated by Hospira), rounded to the next whole number, as will give the Offeror representation on the Company Board (or such committee or subsidiary board of directors) (the “Offeror’s Designees”) equal to the product of:

•	the total number of directors on the Company Board (or such committee or subsidiary board of directors) giving effect to the directors so appointed or elected pursuant to the Merger Agreement, multiplied by

•	the percentage that the number of Shares that the Offeror and Hospira beneficially own at the Acceptance Time bears to the total number of Shares then outstanding.

The Company is required to use its reasonable best efforts to cause the Offeror’s Designees to be so elected or appointed to the Company Board, including, if necessary and at the Offeror’s request, by using its reasonable best efforts to seek and accept the resignation of such number of directors or to increase the size of the Company Board so as to enable the Offeror’s Designees to be so elected or appointed.

Notwithstanding the requirements described above, the Company, Hospira and the Offeror have agreed to cause the Company Board to include at least three members (the “Independent Directors”) who were directors of the Company on the date of the Merger Agreement and who shall be independent for purposes of Rule 10a-3 under the Exchange Act. If there are fewer than three Independent Directors in office at any time prior to the

Effective Time, the remaining Independent Directors (or Independent Director, if there is only one remaining) are entitled to designate persons to fill such vacancies, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, the other directors shall designate three persons to fill such vacancies who shall be independent for purposes of Rule 10a-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

From and after the time, if any, that the Offeror’s Designees on the Company Board constitute a majority of the Company Board and prior to the Effective Time, and subject to the terms of the Merger Agreement, the approval of a majority of the Independent Directors (or of the sole Independent Director if there is only one Independent Director) is required (and such authorization shall constitute the authorization of the Company Board) for:

•	any Adverse Recommendation Change;

•	any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company;

•	any amendment of the Merger Agreement or of the Company Charter or Company Bylaws;

•	any extension of the time for performance of any obligation or action hereunder by Hospira or Offeror; and

•	any waiver of compliance with any covenant of Hospira or Offeror or any waiver of any other agreements or conditions contained herein for the benefit of the Company, any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Hospira or Offeror under the Merger Agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Hospira, Offeror and Offeror’s designees has been furnished to the Company by Hospira, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

The following sets forth information for the potential designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, the current business address of each person is 275 North Field Drive, Lake Forest, Illinois 60045-5045, and the current business telephone number of each person is (224) 212-2000. Each is a citizen of the United States.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Terrence C. Kearney, age 55	Mr. Kearney is Hospira’s Chief Operating Officer. He has served in such position since April 2006. From April 2004 to April 2006, he served as Hospira’s Senior Vice President, Finance, and Chief Financial Officer, and he served as Acting Chief Financial Officer through August 2006. Mr. Kearney served as Vice President and Treasurer of Abbott from 2001 to April 2004. From 1996 to 2001, Mr. Kearney was Divisional Vice President and Controller for Abbott’s International Division. Mr. Kearney provided 24 years of service to Abbott.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Sumant Ramachandra, M.D., Ph.D., age 41	Dr. Ramachandra is Hospira’s Senior Vice President and Chief Scientific Officer. Dr. Ramachandra has served in that position since July 2008. Dr. Ramachandra served as Vice President and Senior Project Leader, Global Development, at Schering-Plough, a global healthcare company, from 2005 to 2008. From 2003 to 2005, he served as Group Leader in the U.S. Medical Oncology Therapeutic Area at Pfizer Inc., a global pharmaceuticals company.
Brian J. Smith, age 58	Mr. Smith is the Parent’s Senior Vice President, General Counsel and Secretary. He has served in such position since the spin-off in April 2004. Mr. Smith served as Divisional Vice President, Domestic Legal Operations of Abbott from 1995 to April 2004 and served with Abbott for 25 years.
Ron Squarer, age 43	Mr. Squarer is Hospira’s Chief Commercial Officer. He has held that position since 2010. He served as Hospira’s Senior Vice President, Global Marketing and Corporate Development from January 2009 to February 2010. Mr. Squarer served as Hospira’s Corporate Vice President, Global Strategy and Business Development from 2007 to 2008, and as Senior Vice President, Global Corporate and Business Development at Mayne Pharma, Ltd. (an Australia-based specialty injectable pharmaceutical company) from 2006 to 2007. From 2004 to 2006, he served as the Oncology Therapy Area Commercial Development Leader at Pfizer Inc., a global pharmaceuticals company. Prior to 2004, Mr. Squarer supported other therapeutic areas at Pfizer and held various commercial and business development positions at SmithKline Beecham in the United States and Europe.
Thomas E. Werner, age 52	Mr. Werner is Hospira’s Senior Vice President, Finance and Chief Financial Officer. He has served in such position since August 2006. Mr. Werner served as Senior Vice President, Finance and Chief Financial Officer of Böwe Bell + Howell, a service, manufacturing and software company that provides document processing and postal solutions. Prior to joining Böwe Bell + Howell in late 2001, he served as Chief Financial Officer for Xpedior Incorporated (a software developer and integrator), for uBid, Inc., (an e-commerce company), and as Corporate Controller for Gateway, Inc. (a seller of personal computers and related products and services).
Richard J. Hoffman, age 43	Mr. Hoffman is Hospira’s Corporate Vice President, Controller and Chief Accounting Officer. He has served in such position since August 2009. From August 2007 to August 2009, he served as Hospira’s Vice President, Corporate Controller and Chief Accounting Officer. From 2000 until his appointment by Hospira, Mr. Hoffman was employed by CNH Global N.V. (Case New Holland — a global agricultural and construction equipment manufacturer with a captive financial services company). His last position was Vice President, Corporate Controller and Chief Accounting Officer, which he held since July 2004. Prior to that time, he served as Assistant Corporate Controller and Chief Accounting Officer and in various other finance and reporting roles at Case New Holland.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 200,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.001 per share, of the Company (“Company Preferred Shares”). As of the close of business on April 17, 2010, there were 64,423,345 Shares outstanding and no Company Preferred Shares outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of April 17, 2010.

Name	Age	Position

Douglas G. Watson	65	Chairman of the Company Board and Director
Daniel B. Carr, M.D.	62	President, Chief Medical Officer, Vice Chairman of the Company Board and Director
Jackie M. Clegg	48	Director
Martin J. Driscoll	51	Chief Executive Officer and Director
Neil W. Flanzraich	67	Director
Peter D. Kiernan, III	56	Director
Fred H. Mermelstein	51	Director
Georg Nebgen	49	Director
Stephen J. Tulipano, CPA, MBA	51	Chief Financial Officer

The biographies of each of our directors below contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences and qualifications that caused our Board of Directors to determine that the person should serve as a director for our company. There are no familial relationships between any of our officers and directors and our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.

Class I Directors

Douglas G. Watson has served as our Chairman of the Board and as a director since December 2004, and as a director of IDDS since April 2002. He is the Chief Executive Officer of Pittencrieff Glen Associates, a consulting company that he founded in June 1999. From January 1997 to June 1999, Mr. Watson served as President, Chief Executive Officer and a director of Novartis Corporation, the U.S. subsidiary of Novartis A.G. Mr. Watson serves as Chairman of OraSure Technologies, Inc., and as a director of BioMimetic Therapeutics, Inc., Genta Inc., and Dendreon Corporation. Mr. Watson is also a member of the board of each of Freedom House Foundation and the American Liver Foundation. Mr. Watson holds an M.A. in Mathematics from Churchill College, Cambridge University. He is also a member of the Chartered Institute of Management Accountants.

Neil W. Flanzraich has served as a director since June 2006. From 1998 through its sale in January 2006 to TEVA Pharmaceuticals Industries, Ltd., he served as Vice Chairman and President of IVAX Corporation, an international pharmaceutical company. From 1995 to 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of the law firm Heller Ehrman LLP. From 1981 to 1994, he served as the Senior Vice President, chief counsel and as a member of the Corporate Executive Committee at Syntex Corporation, a pharmaceutical company. Mr. Flanzraich’s past executive experience helped him develop outstanding skills in leading and managing strong teams of employees, and in overseeing all aspects of substantial businesses in a rapidly-evolving market. His legal background also is valuable to us in the risk management area, and Mr. Flanzraich brings to us extensive experience serving as an independent director of other companies. Mr. Flanzraich is also a Director of Equity One, Inc., Continucare Corporation, Bellus Health Inc. (formerly Neurochem Inc.) and Chipotle Mexican Grill. Mr. Flanzraich also served as Chairman of the Israel America Foundation until July, 2008. Mr. Flanzraich was on the Board of Directors of RAE Systems, Inc. until March 2009. He also served as a member of the Boards of Directors of IVAX Corporation and IVAX Diagnostics, Inc. until January, 2006 and April, 2006, respectively. Mr. Flanzraich received an A.B. from Harvard College and a J.D. from Harvard Law School.

Georg Nebgen, Ph.D. has served as a director since December 8, 2006. From 2003 until the present, Dr. Nebgen served as a managing member and co-founder of NGN Capital, LLC, which is the indirect general partner of NGN Biomed Opportunity I, L.P. and the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG (collectively, “NGN Capital”), each of which is a shareholder of our company. Prior to his appointment as a director, Dr. Nebgen had acted as the designee of NGN Capital in attending Board meetings as an observer since November 2005. Before joining NGN Capital, Dr. Nebgen had been a principal at MPM Capital in Boston and Managing Director of MPM GmbH from 2001 until 2003. He also served from 2002 until 2003 as President of the German American Business Council, a non-profit business organization in Boston. Prior to that, Dr. Nebgen served with Schering-Plough Corporation as Managed Care Area Manager in New England. Dr. Nebgen obtained his doctorate in Pharmaceutical Technology Sciences from the University of Bonn, Germany and his executive MBA from the University of St. Gallen, Switzerland.

Class II Directors

Daniel B. Carr, M.D. has served as a director since December 2004, as the Vice Chairman of our Board of Directors since March 3, 2008, as our President since June 2008, and as our Chief Medical Officer since September 2004 when he joined IDDS from his position as Saltonstall Professor of Pain Research at Tufts-New England Medical Center, and Professor of Anesthesiology and Medicine. He had held both positions since 1994. Dr. Carr ended his clinical responsibilities effective September 2004. Dr. Carr served as our Chief Executive Officer from July 2005 until March 3, 2008. From 1995 to 2003, he was the Medical Director of the Pain Management Program at the New England Medical Center, which merged into the Pain Management program at Caritas St. Elizabeth’s Medical Center, another Tufts-affiliated program. Dr. Carr was a founder of the Pain Center at the Massachusetts General Hospital and served as Special Consultant to the U.S. Department of Health and Human Services and Co-Chair of the Agency for Health Care Policy and Research’s Clinical Practice Guidelines on Acute and Cancer Pain Management. He has been Editor-in-Chief of Pain: Clinical Updates published by the International Association for the Study of Pain (“IASP”), and has served as a Director of the American Pain Society and the IASP. Dr. Carr holds a bachelors degree from Columbia College and an M.D. degree from Columbia University College of Physicians and Surgeons.

Fred H. Mermelstein, Ph.D. has served as a director since December 2004, having been our Chief Executive Officer from December 2004 through June 2005, our Secretary from December 2004 to April 2006, our President from December 2004 through June 2008 and Executive Director from June 2008 to February 28, 2010. He also served as a director of IDDS, our predecessor, and as its President from inception in February 1998 through July 2003 when he also became Chief Executive Officer. He is the founder, President and Chairman of the Board of Directors of Pear Tree Pharmaceuticals, Inc., and he currently serves as a director of Adherex Technologies, Inc. and Advantagene, Inc. Dr. Mermelstein also served as Director of Venture Capital at Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology, from 1998 to 2003. From February 1997 until January 2000, Dr. Mermelstein was founder and served as a director and the Chief Science Officer of PolaRx BioPharmaceuticals, an oncology-based biopharmaceutical company that was acquired by Cell Therapeutics, Inc. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey (“UMDNJ”) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the Department of Biochemistry at UMDNJ Robert Wood Johnson Medical School.

Class III Directors

Martin J. Driscoll has served as our Chief Executive Officer since March 3, 2008 and as a director since June 2006. Prior to his appointment as the CEO at Javelin Pharmaceuticals, Mr. Driscoll served as the Chief Executive Officer of Pear Tree Pharmaceuticals, Inc., a private pharmaceutical company focused on developing women’s healthcare prescription products from July 2007 until March 2008. From 2006 to 2007, Mr. Driscoll was a Partner with TGaS Consulting, LLC, a marketing and management consulting firm for the pharmaceutical industry. From 2003 to 2005, Mr. Driscoll served as Senior Vice President of Marketing and Sales at Reliant Pharmaceuticals, a privately-held company that marketed a portfolio of branded pharmaceutical products. From 2000 to 2002, Mr. Driscoll served as Vice President, Commercial Operations and Business Development at ViroPharma, Inc., where he played a large role in the negotiation and successful management of a multi-million dollar co-promotion/co-development collaboration between ViroPharma and Aventis. In his role at ViroPharma, Inc., Mr. Driscoll led the effort to establish the company’s initial commercial capability. From 1983 to 2000, he held various positions at Schering Plough Corporation, including Vice President of Marketing and Sales for its Primary Care, Diabetes, Acute Coronary Syndromes and Key Pharmaceuticals Units. He also currently serves as a Director of Genta Incorporated, a biotechnology company developing novel cancer therapies. Mr. Driscoll received a B.S. from the University of Texas.

Jackie M. Clegg has served as a director since December 2004, and as a director of IDDS since February 2004. In August 2001, she formed the international strategic consulting firm Clegg International Consultants, LLC specializing in emerging markets, and she has served as the Managing Partner of that entity since that time. From June 1997 to July 2001, Ms. Clegg served as Vice Chair of the Board of Directors and First Vice President of the Export-Import Bank of the United States (“Ex-Im Bank”), having previously served in various positions from 1993 to 1997 at Ex-Im Bank, including as Chief Operating Officer from January 1999 through fiscal year 2000. Prior to joining Ex-Im Bank, Ms. Clegg worked for ten years in the United States Senate on the staff of both the Banking and the Appropriations Committees. Ms. Clegg also served as a director of Blockbuster Inc., and currently serves as a director of Brookdale Senior Living, Inc., The Chicago Mercantile Exchange and Cardiome Pharma Corp.

Peter D. Kiernan, III has served as a director since February 2008. He is CEO of Kiernan Ventures, a venture capital firm committed to growing companies of consequence. He spent nearly 18 years at Goldman Sachs, most of them as a Partner, and was instrumental in advising companies and wealthy families around the globe in ways to expand their business. His specialty was forging unique relationships and finding creative and unconventional ways to help growing companies both large and small achieve their promise. After leaving Goldman, Mr. Kiernan founded and led numerous companies, including Tech Health, a high growth medical services company where he continues to serve as Chairman of the Board. Mr. Kiernan also served as President and Partner at Cyrus Capital Partners, a hedge fund based in New York and London, where he continues to serve as Senior Advisor. Mr. Kiernan is also the Chairman of the Board of Directors of the Christopher and Dana Reeve Foundation, where he has led a dramatic turnaround in the organization’s fight to cure paralysis, and has served as the Chairman of the prestigious Robin Hood Foundation for nearly five years. He has also served on the Board of Williams College for many years.

All Directors will hold office for the terms indicated, or until their earlier death, resignation, removal or disqualification, and until their respective successors are duly elected and qualified. There are no arrangements or understandings between any of the directors or executive officers and any other person pursuant to which any of our directors or executive officers have been selected for their respective positions.

Executive Officers of the Company

The following is a biographical summary of Stephen J. Tulipano, our Chief Financial Officer. Mr. Tulipano does not serve on our Board of Directors. Our other two executive officers, Mr. Driscoll and Dr. Carr, are members of our Board of Directors, and therefore their biographical information is set forth above.

Stephen J. Tulipano, CPA, MBA, has served as our Chief Financial Officer since May 2006. In this capacity, Mr. Tulipano oversees all of our finance functions, including treasury, tax, accounting, financial planning, reporting, controls and Sarbanes-Oxley compliance. He was also elected to serve as our Secretary on

April 29, 2009. Prior to joining our company, Mr. Tulipano served as Director of Corporate Accounting at Biogen Idec. During his tenure at Biogen Idec, which spanned over seven years, Mr. Tulipano was responsible for accounting, external reporting, establishment of new accounting and internal control initiatives worldwide and developing innovative business approaches to partnered programs and business development opportunities. Prior to joining Biogen, he served as External Reporting Manager for Digital Equipment Corporation. Mr. Tulipano is a Certified Public Accountant, a member of the American Institute of Certified Public Accountants (AICPA) and the Massachusetts Society of Certified Public Accountants and holds a M.B.A. from Suffolk University. Mr. Tulipano, age 51, is also a veteran of the United States Navy and the United States Army National Guard.

Director’s Qualifications

In selecting a particular candidate to serve on our board we consider the needs of the Company based on particular attributes that we believe would be advantageous for our board members to have and would qualify such candidate to serve on our board given our business profile and the environment in which we operate. The table below sets forth such attributes and identifies which attributes each director possesses.

	Mr.	Mr.	Mr.	Dr.	Mr.	Mr.	Ms.	Mr.
Attributes:	Watson	Flanzraich	Nebgen	Carr	Mermelstein	Driscoll	Clegg	Kiernan

Financial Experience	•	•	•		•	•	•	•
International Experience	•	•	•	•		•	•	•
Public Board Experience	•	•			•	•	•	•
Industry Experience	•	•	•	•	•	•	•
Scientific Experience				•	•
Commercial Experience	•	•	•			•
Corporate Governance Experience	•	•					•
Capital Markets Experience	•	•	•		•	•		•
Regulatory Experience	•	•		•		•
Medical Experience				•	•
Legal Experience		•
Management Experience	•	•	•	•	•	•	•	•

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors is currently composed of eight members. Messrs. Watson, Flanzraich, Nebgen and Kiernan, and Ms. Clegg, qualify as independent directors in accordance with the published listing requirements of the NYSE Amex (formerly the American Stock Exchange). The NYSE Amex independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as further required by NYSE Amex rules, our Board of Directors has made an affirmative determination as to each independent director that no relationships exist which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Our Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee consist solely of independent directors. The members of our Audit Committee also meet the additional SEC and NYSE Amex independence and experience requirements applicable specifically to members of the Audit

Committee. In addition, all of the members of our Compensation Committee are “non-employee directors” within the meaning of the rules of Section 16 of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and “outside directors” for purposes of Internal Revenue Code Section 162(m).

Board Meetings and Participation

As of the date of this Information Statement, the Company Board has eight members. The eight directors are classified as follows: three each being Class I Directors (Douglas G. Watson, Neil W. Flanzraich and Georg Nebgen) and Class III Directors (Martin J. Driscoll, Jackie M. Clegg and Peter D. Kiernan, III), and two being Class II Directors (Daniel B. Carr, M.D. and Fred H. Mermelstein). The current term of the Class II Directors will expire at the 2010 Annual Meeting. The current term for the Class III Directors and the Class I Directors will expire at the 2011 and 2012 Annual Meetings, respectively. The Board of Directors has a standing Audit Committee, Compensation Committee and a Corporate Governance and Nominating Committee.

During the fiscal year ended December 31, 2009, (i) the Company Board held 10 meetings; (ii) the Audit Committee held four meetings (iii) the Compensation Committee held 4 meetings; and (iv) the Corporate Governance and Nominating Committee held 1 meeting. During the fiscal year ended December 31, 2009, each director attended at least 70% or more of the aggregate number of the meetings of the Company Board and of the committees on which he or she is a member. The Board of Directors does not have a formal policy requiring attendance by the directors at the annual meetings of stockholders; however, all of our directors attended our 2009 annual meeting.

Audit Committee

Our Board of Directors has established an Audit Committee which is responsible for: (i) overseeing the corporate accounting and financial reporting practices; (ii) recommending the selection of our registered public accounting firm; (iii) reviewing the extent of non-audit services to be performed by the auditors; and (iv) reviewing the disclosures made in our periodic financial reports. The members of the Audit Committee are Douglas G. Watson, Neil W. Flanzraich and Peter D. Kiernan III, each of whom is an independent director within the meaning of the rules of the NYSE Amex and Rule 10A-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Board of Directors has determined that each member of the Audit Committee qualifies as an Audit Committee Financial Expert under applicable SEC Rules. The Chairman of the Audit Committee is Mr. Watson. The Audit Committee held four meetings during 2009. The Audit Committee carries out its responsibilities in accordance with the terms of its Audit Committee Charter, a copy of which was attached as Appendix A to the Proxy Statement, dated April 30, 2008, for the 2008 Annual Meeting.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee establishes internal corporate policies and nominates persons to serve on our Board of Directors. The members of the Corporate Governance and Nominating Committee are Douglas G. Watson, Jackie M. Clegg and Peter D. Kiernan, III. The Chairman of the Corporate Governance and Nominating Committee is Mr. Watson. The Corporate Governance and Nominating Commitee Committee carries out its responsibilities in accordance with the terms of its Corporate Governance and Nominating Committee Charter, a copy of which was attached as Appendix A to the Proxy Statement, dated April 30, 2009, for the 2009 Annual Meeting.

Director Nominations

The Corporate Governance and Nominating Committee recommends director candidates and will consider for such recommendation director candidates proposed by management, other directors and stockholders. All director candidates will be evaluated based on the criteria identified below, regardless of the identity of the individual or the entity or person who proposed the director candidate.

The selection of director nominees includes consideration of factors deemed appropriate by the Corporate Governance and Nominating Committee and the Board of Directors. We may engage a firm to assist in identifying, evaluating, and conducting due diligence on potential board nominees. Factors will include integrity, achievements, judgment, intelligence, personal character, any prior contact or relationship between a candidate and a current or former director or officer of our company, the interplay of the candidate’s relevant experience with the experience of other Board members, the willingness of the candidate to devote adequate time to Board duties and the likelihood that he or she will be willing and able to serve on the Board of Directors for a sustained period. The Corporate Governance and Nominating Committee will consider the candidate’s independence, as defined by the rules of the SEC and the NYSE Amex. In connection with the selection, due consideration will be given to the Board’s overall balance of diversity of perspectives, backgrounds, and experiences. Experience, knowledge, and skills to be represented on the Board of Directors include, among other considerations, financial expertise (including an “audit committee financial expert” within the meaning of the SEC’s rules), pharmaceutical expertise and/or medical knowledge and contacts, financing experience, strategic planning, business development, and community leadership.

Compensation Committee

The Compensation Committee determines matters pertaining to the compensation of executive officers and other significant employees, and administers our stock and incentive plans. The members of the Compensation Committee are Douglas G. Watson and Jackie M. Clegg. The Chairman of the Compensation Committee is Mr. Watson. The Compensation Committee held nine meetings during 2008. Each of the members of the Compensation Committee is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and an “outside director” within the meaning of Section 162(m) under the Internal Revenue Code. The Compensation Committee carries out its responsibilities pursuant to a written charter, a copy of which was attached as Appendix B to the Proxy Statement, dated June 1, 2007, for the 2007 Annual Meeting.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer (“CEO”) positions should be separate or combined, we have traditionally determined that it is in the best interests of our company and its stockholders to separate those roles. Mr. Watson, an independent director, has served as the Chairman of the Board since the merger with IDDS, our predecessor corporation, in December 2004, and he served as a director of IDDS since April 2002. During that time we have always had a separate CEO. We believe it is the CEO’s responsibility to run the day-to-day operations of our company, and the Chairman’s responsibility to manage the Board of Directors. As directors continue to have more oversight responsibilities than ever before, we believe it is beneficial to have an independent Chairman whose sole job is leading the Board. Also, given the numerous responsibilities of the CEO of a development stage pharmaceutical company, such as ours, we believe it is beneficial to have a CEO whose sole job is to manage the company. By having Mr. Watson serve as Chairman, and Mr. Driscoll serve as CEO, each is able to focus his entire energy on managing the Board or running the company, as appropriate. Additionally, we believe the separation of offices is beneficial because a separate Chairman can provide the CEO with guidance and feedback on his performance and he provides a more effective channel for the Board to express its views on management.

Our Audit Committee is primarily responsible for overseeing our risk management processes on behalf of the full Board. The Audit Committee receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. In addition, the Audit Committee reports regularly to the full Board of Directors, which also considers our risk profile. The Audit Committee and the full Board of Directors focus on the most significant risks facing our company and our company’s general risk management strategy, and also ensure that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities (“Reporting Persons”), to file reports of ownership and changes in ownership with the SEC and with the NYSE Amex. The Reporting Persons are also required to furnish us with copies of all such reports. Based solely on our review of the reports received by us, and written representations from certain Reporting Persons that no other reports were required for those persons, we believe that, during the year ended December 31, 2009, the Reporting Persons met all applicable Section 16(a) filing requirements, other than (i) Martin J. Driscoll, Daniel B. Carr, Stephen J. Tulipano and David B. Bernstein, each of whom filed on February 27, 2009 the Form 4 relating to options to purchase common stock granted to them on January 23, 2009, and (ii) Douglas G. Watson and Jackie M. Clegg, each of whom filed on July 2, 2009 the Form 4 relating to options to purchase common stock granted to them on June 23, 2009.

Stockholder Communications with the Board

Stockholders wishing to communicate with the Board of Directors may send correspondence directed to the Board, care of Douglas G. Watson, Chairman, Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140. Mr. Watson will review all correspondence addressed to the Board of Directors, or any individual Board member, for any inappropriate correspondence and correspondence more suitably directed to management. He will summarize all correspondence not forwarded to the Board and make the correspondence available to the Board of Directors for its review at the Board’s request. Mr. Watson will forward stockholder communications to the Board of Directors prior to the next regularly scheduled meeting of the Board following the receipt of the communication as appropriate. Correspondence intended for our independent directors as a group should be addressed to us at the address above, Attention: Independent Directors.

Code of Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our employees and officers, and the members of our Board of Directors. The Code of Conduct and Ethics is available on our website at www.javelinpharmaceuticals.com. Printed copies are available upon request without charge. Any amendment to or waiver of the Code of Conduct and Ethics will be disclosed on our website promptly following the date of such amendment or waiver.

EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

The Board of Directors, the Compensation Committee and senior management share responsibility for establishing, implementing and continually monitoring our executive compensation program, with the Board of Directors making the final determination with respect to executive compensation. The goal of our executive compensation program is to provide a competitive total compensation package to our executive management team through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. This Compensation Discussion and Analysis explains our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and our other named executive officers as determined in accordance with applicable Securities and Exchange Commission (“SEC”) rules, which are collectively referred to herein as the Named Executive Officers.

Objectives of Our Executive Compensation Program

Our executive compensation program is designed to achieve the following objectives:

•	attract and retain talented and experienced executives in the highly competitive and dynamic pharmaceutical industry;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executives and stockholders by motivating executives to increase stockholder value;

•	provide a competitive compensation package in which a significant portion of total compensation is determined by company and individual results and the creation of stockholder value; and

•	foster a shared commitment among executives by coordinating their company and individual goals.

Our Executive Compensation Program

Our typical executive compensation package has historically consisted of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Consistent with the emphasis we place on performance-based incentive compensation, we have structured our executive compensation package so that cash incentive bonuses and long-term equity incentive compensation in the form of stock options constitute a significant portion of our total executive compensation. However, due in part to the small size of our executive team and the need to tailor each executive officer’s award to attract and retain that executive officer, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

We have structured our annual cash incentive bonuses and long-term equity incentive compensation for our executive officers to be primarily tied to the achievement of predetermined company and, in some cases, individual performance goals, which are established at the beginning of each year (or in the case of Named Executive Officers who have commenced employment during the applicable year, at the time of their engagement by our company).

Within the context of the overall objectives of our compensation program, we determined the specific amounts of compensation to be paid to each of our executives in 2009 based on a number of factors including:

•	our understanding of the amount of compensation generally paid by companies to their executives with similar roles and responsibilities;

•	our executives’ performance during 2009 in general and as measured against predetermined company and individual performance goals;

•	the roles and responsibilities of our executives;

•	the individual experience and skills of, and expected contributions from, our executives;

•	the amounts of compensation being paid to our other executives;

•	our executives’ historical compensation and performance at our company; and

•	any contractual commitments we have made to our executives regarding compensation.

Each of the primary elements of our executive compensation package is discussed in detail below, including a description of how each particular element fits into our overall executive compensation. In the descriptions below, we highlight particular compensation objectives that we have designed our executive compensation program to address. However, it should be noted that we have designed the various elements of our compensation program to complement each other and thereby collectively serve all of our executive compensation objectives. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program, to a greater or lesser extent, serves each of our compensation objectives.

Role of Compensation Consultant

To ensure that the compensation levels of our Named Executive Officers are reasonably competitive with market rates, and that our compensation program is properly designed to achieve its stated goals, we had retained AON Radford Consulting (“Radford”), an independent human resource and compensation consulting firm, to review and analyze the compensation arrangements for our executive officers and our current equity programs relative to market. In completing its assessment, Radford reviewed our executive compensation data against that of 17 similarly situated commercial biotechnology / pharmaceutical companies. This peer group, which was approved by our Board of Directors and our Compensation Committee, is comprised of the following companies:

Adolor	MDRNA, Inc.	Poniard Pharmaceuticals
Anesiva Inc.	Novavax Inc.	Pozen Inc.
Anika Therapeutics, Inc.	Optimer Pharma Inc.	Replidyne Inc.
Biocryst Pharmaceuticals Inc.	Osiris Therapeutics, Inc.	Sucampo Pharmaceuticals
Cadence Pharmaceuticals Inc.	Pain Therapeutics	Vanda Pharmaceuticals
Keryx Biopharmaceuticals, Inc.	Penwest Pharmaceuticals

Base Salary

Our approach is to pay our executives a base salary that is competitive with those of other executive officers in similar positions and with similar responsibilities in our peer group of competitive companies. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. The base salary of each Named Executive Officer is reviewed annually, and may be increased or decreased in accordance with the terms of such executive officer’s employment agreement, where applicable, and certain performance criteria, including, without limitation: (i) individual performance; (ii) corporate performance; (iii) the functions performed by the executive officer; and (iv) changes in the compensation peer group in which we compete for executive talent. We use discretion to determine the weight given to each of the factors listed above and such weight may vary from individual to individual. Evaluations of base salary are made regardless of whether a Named Executive Officer has entered into an employment agreement with us, and while the base salary set forth in such employment agreement is taken into consideration, it is not dispositive of the base salary of such executive officer for a given year. Although evaluations of and recommendations as to base salary are made by the Compensation Committee and senior management, the ultimate determination is made by the Board of Directors. Determinations as to the base salary of each Named Executive Officer for the 2009 fiscal year were made following consultation with Radford.

On May 1, 2009, Martin J. Driscoll and Daniel B. Carr, M.D. amended their Employment Agreements (the “Amendments”) with us. The Amendments provided for a reduction in aggregate base salary during the period from May 1, 2009 through May 1, 2010 for service as our Chief Executive Officer and Chief Medical Officer, respectively, from $450,000 to $300,000 in order for our company to conserve cash. In lieu of the foregone cash compensation, we granted to each of Mr. Driscoll and Dr. Carr on May 1, 2009 an aggregate of 119,048 deferred stock units (“DSUs”), which DSUs had an approximate aggregate fair value as of May 1, 2009 equal to each executive’s total foregone cash compensation. The DSUs, each of which consists of one restricted share of common stock, vest in twelve equal monthly installments beginning on June 1, 2009, and will be distributed in equal installments on May 1, 2010 and May 1, 2011. However, all DSUs will vest and be immediately distributed upon a change-in-control, and all vested DSUs will be immediately distributed upon a not-for-cause termination of either executive’s employment. As a result of these modifications, Mr. Driscoll and Dr. Carr received $350,000 in base cash compensation, respectively in 2009. Stephen J. Tulipano, our Chief Financial Officer and Secretary, received a base salary of $248,468 for the 2009 fiscal year. On May 1, 2010, the annual salary of each of Mr. Driscoll and Mr. Carr will revert to $450,000 under the terms of the Amendments.

To the extent that we have entered into employment agreements or term sheets with any of our Named Executive Officers, the base salaries of such individuals reflect the initial base salaries that we negotiated with them at the time of their initial employment or promotion and our subsequent adjustments to these amounts to reflect market increases, the growth and stage of development of our company, the performance and increased experience of our executives, any changes in our executives’ roles and responsibilities and other factors. The initial base salaries that we negotiated with our executives were based on our understanding of base salaries for comparable positions at our peer group of companies at the time, the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of our existing executives and other factors.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our executives are eligible to receive annual cash incentive bonuses primarily based upon their performance and the performance of our company as measured against predetermined goals covering various aspects of our operations. These goals are recommended by senior management to the Compensation Committee, and then by the Compensation Committee to the Board of Directors, at the beginning of each year. The goals are ultimately set by the Board of Directors.

For the 2009 fiscal year we established a cash bonus program for our Named Executive Officers whereby payments were based primarily upon our achievement of the following two corporate goals in 2009: the filing of an NDA for Dyloject and the completion of a North American partnership for either Dyloject or Ereska (intranasal ketamine). The filing of the NDA for Dyloject was achieved and bonuses were paid in 2010 following the assessment of individual executive performance for the year, as discussed below.

As part of our cash incentive bonus program, we reserve a portion of each executive’s annual cash incentive bonus to be paid at our discretion based on the executive’s overall performance. We maintain this discretionary portion of the annual cash incentive bonuses in order to motivate our executives’ overall performance and their performance relating to matters that are not addressed in the predetermined performance goals that we set. We believe that every important aspect of executive performance is not capable of being specifically quantified in a predetermined objective goal. For example, events outside of our control may occur after we have established the executives’ performance goals for the year that require our executives to focus their attention on different or other strategic objectives.

We establish the target amount of our annual cash incentive bonuses at a level that represents a meaningful portion of our executives’ currently paid out cash compensation, and set additional threshold and maximum performance levels above and below these target levels. In establishing these levels, in addition to considering the incentives that we want to provide to our executives, we also consider our historical practices and any contractual commitments that we have relating to executive bonuses.

Based in part upon the employment agreements that they have entered into with us, for the 2009 fiscal year, each of Mr. Driscoll and Dr. Carr was entitled to an annual bonus of up to 100% of his base salary (with 50% of base salary as the target bonus). However, in connection with the Amendments, and in an effort to allow us to preserve cash, in lieu of participating in the 2009 cash bonus program, Mr. Driscoll and Dr. Carr each elected to receive a grant of performance options to purchase up to 119,885 shares of common stock, which options were granted on May 1, 2009. These options were originally going to vest only upon the achievement of our corporate milestones for the cash bonus program, subject to accelerated vesting upon a change-in-control and forfeiture of all of the options upon a not-for-cause termination of either executive’s employment. As noted below, all of these options vested in full on December 18, 2009 upon the execution of the MPI Merger Agreement. Additionally, on December 18, 2009, the Board of Directors authorized a special cash bonus for Mr. Driscoll of $150,000 for 2009 in recognition of his efforts relating to our proposed merger with MPI and the timely filing of the NDA for Dyloject. As part of an incentive plan established in 2008, Dr. Carr received a cash bonus of $25,000 for the timely filing of the NDA for Dyloject. Mr. Tulipano was entitled to a target annual bonus of up to 33% of his base salary. For the 2009 fiscal year, Mr. Tulipano received a bonus of $45,000. Since we achieved 45% of the milestone objectives established for 2009, the total cash incentive bonus awarded to each of our Named Executive Officers for whom we have established a target bonus percentage was less than the target bonus percentage.

As noted above, the aggregate amount of the bonus paid to each Named Executive Officer, regardless of whether or not they have entered into an employment agreement with us, reflects the extent to which such executive achieved the milestones established at the beginning of the year, plus the amount of the discretionary bonus that is based on our assessment of their overall performance during the year.

Pursuant to the Retention Agreement, Mr. Tulipano is entitled to a cash bonus award of $15,000 upon the Acceptance Time, provided he is still employed by the Company. If the Merger Agreement is terminated and Mr. Tulipano remains employed by Javelin for six months following such termination, then he will be entitled to receive the bonus at such time, but in any event no later than November 15, 2010. Mr. Tulipano also received an equity award under the Retention Plan as discussed below.

Overall, we seek to set the targets for performance measures at levels that we believe are achievable with strong performance by our executives and our company. Although we cannot always predict the different events that will impact our business during an upcoming year, we set our performance goals for the target amount of annual incentive cash bonuses at levels that we believe will be achieved by our executives a majority of the time. Our maximum and threshold levels for these performance goals are determined in relation to our target levels, are intended to provide for greater or lesser incentives in the event that performance is within a specified range above or below the target level, and are correspondingly easier or more difficult to achieve. At the end of each year, the Compensation Committee evaluates the performance of each executive officer and provides its recommendation to the Board for the amount of the cash incentive bonus to be paid to each such executive for that year, with the Board making the final determination as to the amount of the cash incentive bonus.

Long-term Equity Incentive Compensation

We believe that long-term company performance is best achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. We grant stock options in order to provide certain executive officers with a competitive total compensation package and to reward them for their contribution to our long-term growth in value and the long-term price performance of our common stock. Grants of stock options are designed to align the executive officer’s interest with that of our stockholders.

Based on the early stage of our company’s development and the incentives we are trying to provide to our executives, we have chosen primarily to use stock options, which derive value exclusively from increases in stockholder value, as opposed to restricted stock or other forms of equity awards. Our decisions regarding the amount and type of long-term equity incentive compensation and relative weighting of these awards among total executive compensation have also been based on the market practices of our peer group of companies and our negotiations with our executives in connection with their initial employment or promotion by us.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over three years, beginning with one-third vesting one year after the date of grant, then pro-rata vesting annually thereafter. Such vesting is intended as an incentive to such executive officers to remain with us and to provide a long-term incentive. Such options are generally exercisable, however, after termination of employment (other than termination for cause) if vested. We do not require that any portion of the shares acquired be held until retirement, we do not have a policy prohibiting a director or executive officer from hedging the economic risks of his or her stock ownership and we do not have any minimum stock ownership requirements for executive officers and directors. However, each of our executive officers has a significant number of exercisable options. Stock option awards are made pursuant to our Amended and Restated 2005 Omnibus Stock Incentive Plan (the “2005 Plan”). See “Payments Upon Termination or Change-in-Control” for a

discussion of the change-in-control provisions related to stock options. The exercise price of each stock option granted under the 2005 Plan is based on the fair market value of our common stock on the grant date.

We grant annual awards under the 2005 Plan to our Named Executive Officers based on a number of factors, including: (i) the grantee’s position with us; (ii) his or her performance and responsibilities; (iii) the extent to which he or she already holds an equity stake with us; and (iv) the extent to which the corporate and individual performance targets for any particular year have been achieved. Awards to executive officers are first reviewed and approved by the Compensation Committee, which then makes a recommendation for final approval by our Board of Directors. Other than grants to newly-hired employees, option grants are generally awarded in January of each year at the regularly scheduled meetings of the Compensation Committee and the Board of Directors.

During 2009, we granted options to purchase up to 503,135 shares of common stock to Mr. Driscoll, options to purchase up to 263,735 shares of common stock to Dr. Carr, and options to purchase up to 209,100 shares of common stock to Mr. Tulipano. Included in the options that we granted to Mr. Driscoll and to Dr. Carr were performance-based options to purchase up to 119,885 shares of common stock as a result of the Amendments to their employment agreements, which would vest only upon the achievement of certain regulatory milestones relating to our product candidates within certain time frames. Such milestones have been met. On January 23, 2009, we granted options to purchase up to 255,500 shares of common stock to Mr. Driscoll, options to purchase up to 95,900 shares of common stock to Dr. Carr, and options to purchase up to 89,400 shares of common stock to Mr. Tulipano, which were scheduled to vest in three equal annual installments beginning on January 23, 2010. These option grants represent long-term equity incentive compensation based upon performance during 2008. Also included were options granted on March 16, 2009 to purchase up to 127,750 shares of common stock to Mr. Driscoll, options to purchase up to 47,950 shares of common stock to Dr. Carr, and options to purchase up to 44,700 shares of common stock to Mr. Tulipano. These performance-based options were scheduled to vest in three equal annual installments beginning on March 16, 2010. On May 1, 2009 we granted options to purchase up to 75,000 shares of common stock to Mr. Tulipano as a key employee retention award with 50% vesting on May 1, 2010 and 50% vesting on May 1, 2011.

Additionally, as discussed above, in connection with the Amendments to their employment agreements, Mr. Driscoll and Dr. Carr each received 119,048 deferred stock units as a result of the reduction in their annual base salary during the period from May 1, 2009 through May 1, 2010. On May 1, 2009 we granted 15,000 restricted stock units to Mr. Tulipano as a key employee retention award with 50% vesting on May 1, 2010 and 50% vesting on May 1, 2011. We also granted to Mr. Tulipano 10,000 RSUs on December 18, 2009 as a retention award under the Retention Plan, of which 5,000 RSUs will vest on June 17, 2010 and the remaining RSUs will vest on June 17, 2011 provided that he remains continuously employed by our company or our successor until the applicable vesting date; provided, however, that all outstanding awards will become fully vested upon an earlier change in control (including at the Acceptance Time).

As a result of and in accordance with the 2005 Plan, as amended to date, all outstanding options automatically vested and became exercisable upon the signing of the MPI Merger Agreement, with the exception of 25,000 performance-based stock option awards that had been granted to Dr. Carr, which options were cancelled on January 1, 2010.

Other Compensation

We maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance, dental insurance, an employee stock purchase plan and a 401(k) plan. In certain circumstances, on a case-by-case basis, we have used cash signing bonuses, which may have time-based forfeiture terms, when certain executives and senior non-executives have joined us. We do not provide any special reimbursement for perquisites, such as country clubs, automobiles, corporate aircraft, living expenses or security expenses, for our employees or for any executive officers, with the exception of one of our officers, to whom we paid $4,000 per month for living expenses during 2009.

Pension Benefits.  We do not offer qualified or non-qualified defined benefit plans to our executive officers or employees. In the future, we may adopt qualified or non-qualified defined benefit plans if we determine that doing so is in our best interests.

Nonqualified Deferred Compensation.  None of our Named Executive Officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. To date, we have not had a significant reason to offer such non-qualified defined contribution plans or other deferred compensation plans. In the future, we may elect to provide our executive officers or other employees with non-qualified defined contribution or deferred compensation benefits if we determine that doing so is in our best interests.

Severance and Change of Control Arrangements.  As discussed more fully in the sections below entitled “Employment Agreements” and “Payments Upon Termination or Change-in-Control”, certain of our Named Executive Officers are entitled to certain benefits upon the termination of their respective employment agreements. The severance agreements are intended to mitigate some of the risk that our executive officers may bear in working for a developing company such as ours.

Policies Regarding Tax Deductibility of Compensation.  Within our performance-based compensation program, we aim to compensate our Named Executive Officers in a manner that is tax-effective for us. Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), restricts the ability of publicly-held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1.0 million per covered officer in any fiscal year. However, this limitation does not apply to compensation that is performance-based. The non-performance-based compensation paid in cash to our executive officers in the 2009 fiscal year did not exceed the $1.0 million limit per officer, and we do not anticipate that the non-performance-based compensation to be paid in cash to our executive officers in 2010 will exceed that limit.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be incorporated into our Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE
Douglas G. Watson, Chairman
Jackie M. Clegg

Summary of Executive Compensation

The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our other most highly compensated executive officers (the “Named Executive Officers”), during each of the three fiscal years ended December 31, 2009:

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal			Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	Salary ($)	($)	($)(3)	($)(4)	($)(5)	($)	($)	($)

Martin J. Driscoll,	2009	$350,000	—	$150,000	$416,894	$150,000	—	$—	$1,066,894
Chief Executive Officer(1)	2008	375,000	—	—	1,499,100	90,000	—	11,750	1,975,850
Daniel B. Carr, M.D.,	2009	350,000	—	150,000	225,374	25,000	—	—	750,374
President, Chief Medical Officer and	2008	450,000	—	—	420,800	90,000	—	—	960,800
Vice Chairman of the Board(2)	2007	403,728	—	—	413,300	275,000	—	—	1,092,028
Stephen J. Tulipano,	2009	248,468	—	31,900	176,280	45,000	—	—	501,648
Chief Financial Officer and	2008	231,968	—	—	139,200	30,620	—	—	401,788
Secretary	2007	204,000	—	—	150,300	76,588	—	—	430,888
David B. Bernstein	2009	59,101	—	—	107,280	—	—	75,580	241,961
Secretary, and General Counsel and	2008	236,407	—	—	139,200	8,500	—	—	384,107
Chief Intellectual Property Counsel(6)	2007	214,725	—	—	143,620	75,157	—	—	433,502

(1)	Mr. Driscoll became our Chief Executive Officer on March 3, 2008. He is entitled to an annual base salary of $450,000 according to his Employment Agreement (reduced to $300,000 for the period May 1, 2009 to May 1, 2010), and received a pro-rated portion of $375,000 in that capacity for the period March 3 through December 31, 2008. Mr. Driscoll also received $11,750 in fees for serving as a member of our Board of Directors from January 1, 2008 until his appointment as our Chief Executive Officer, which amount is reflected in the “All Other Compensation” column in the table above. He was also granted options to purchase up to 5,000 shares of common stock on January 9, 2008 in connection with his service as a member of our Board of Directors. The dollar amount of the aggregate grant date fair value, accordance with FASB ASC Topic 718 (formerly SFAS 123(R)), of such options is included in the “Option Awards” column in the table above.

(2)	Dr. Carr served as our Chief Executive Officer until March 3, 2008, as Vice Chairman of the Board of Directors beginning on March 3, 2008, as President beginning on June 1, 2008, and as Chief Medical Officer for the entire year.

(3)	Amounts in this column reflect the dollar amount of the aggregate grant date fair value, in accordance with FASB ASC Topic 718 (formerly SFAS 123(R)). The assumptions used to calculate the stock option awards value may be found in footnote 13, which is in Part II, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference. The dollar amounts do not necessarily reflect the dollar amounts of compensation actually realized or that may be realized by our Named Executive Officers.

(4)	Amounts in this column reflect the dollar amount of the aggregate grant date fair value, in accordance with FASB ASC Topic 718 (formerly SFAS 123(R)). The assumptions used to calculate the stock option awards value may be found in footnote 12, which is in Part II, Item 8 of this Annual Report. The dollar amounts do not necessarily reflect the dollar amounts of compensation actually realized or that may be realized by our Named Executive Officers. Because any performance-based stock options vested in full upon the execution of the MPI Merger Agreement, the amounts in this column with respect to such performance-based stock options have been calculated based on the highest level of performance to which these stock options are subject.

(5)	The amounts listed in the Non-Equity Incentive Plan Compensation column for 2009, 2008 and 2007 include cash incentive bonuses accrued during such fiscal years and paid during the first quarter of each of the following fiscal years following approval of our Board of Directors.

(6)	Mr. Bernstein served as our Secretary, and General Counsel and Chief Intellectual Property Counsel, until April 10, 2009. The amount set forth in the “All Other Compensation” column in the table above represent payments received by Mr. Bernstein following his departure from our company.

Grants of Plan-based Awards

The following table sets forth certain information with respect to grants of plan-based awards during the year ended December 31, 2009 to the Named Executive Officers.

								All
								Other	All
								Stock	Other		Grant
								Awards:	Option		Date
								Number	Awards:	Exercise	Fair
								of	Number	or	Value
								Shares	of	Base	of Stock
		Estimated Future Payouts Under			Estimated Future Payouts Under			of	Securities	Price of	and
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Stock or	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)(1)	($)	(#)(4)(5)	(#)	($ /Sh)(2)	($)(3)

Martin J. Driscoll	1/23/2009	—	—	—	—	255,500	—	—	—	$1.07	$199,290
	3/16/2009	—	—	—	—	127,750	—	—	—	1.15	107,310
	5/1/2009	—	—	—	—	119,885	—	—	—	1.26	110,294
	5/1/2009	—	—	—	—	—	—	119,048	—	—	150,000
Daniel B. Carr, M.D.	1/23/2009	—	—	—	—	95,900	—	—	—	1.07	74,802
	3/16/2009	—	—	—	—	47,950	—	—	—	1.15	40,278
	5/1/2009	—	—	—	—	119,885	—	—	—	1.26	110,294
	5/1/2009	—	—	—	—	—	—	119,048	—	—	150,000
Stephen J. Tulipano	1/23/2009	—	—	—	—	89,400	—	—	—	1.07	69,732
	3/16/2009	—	—	—	—	44,700	—	—	—	1.15	37,548
	5/1/2009	—	—	—	—	75,000	—	—	—	1.26	69,000
	5/1/2009	—	—	—	—	—	—	15,000	—	—	18,900
	12/18/2009	—	—	—	—	—	—	10,000	—	—	13,000
David B Bernstein	1/23/2009	—	—	—	—	89,400	—	—	—	1.07	69,732
	3/16/2009	—	—	—	—	44,700	—	—	—	1.15	37,548

(1)	All of the stock options set forth in the table above vested in full upon the execution of the MPI Merger Agreement, with the exception of the options granted to Mr. Bernstein which expired on April 10, 2009.

(2)	The exercise price for all options is equal to the closing market price of our common stock on the date of grant.

(3)	Amounts listed in this column represent the dollar amount of the aggregate grant date fair value, in accordance with FASB ASC Topic 718 (formerly SFAS 123(R)). The assumptions used to calculate the stock option awards value may be found in footnote 13, which is in Part II, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference. Because any performance-based stock options vested in full upon the execution of the MPI Merger Agreement, the amounts in this column with respect to such performance-based stock options have been calculated based on the highest level of performance to which these stock options are subject.

(4)	The 119,048 deferred stock units granted to Mr. Driscoll and Dr. Carr will vest in twelve equal monthly installments beginning on June 1, 2009, and will be distributed in equal installments on May 1, 2010 and May 1, 2011; however, all deferred stock units will vest and be immediately distributed upon a change-in-control, and all vested deferred stock units will be immediately distributed upon a not-for-cause termination.

(5)	Of the 15,000 restricted stock units granted to Mr. Tulipano on May 1, 2009, 50% vest on May 1, 2010 and 50% vest on May 1, 2011, and of the 10,000 restricted stock units granted to Mr. Tulipano on December 18, 2009, 50% vest on June 17, 2010 and 50% vest on June 17, 2011, in each case provided that Mr. Tulipano remains continuously employed by our company until the applicable vesting date, and subject to all outstanding awards vesting in full upon an earlier change-in-control.

Discussion of Summary Compensation and Grants of Plan-based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan Based Awards Table was paid or awarded, are described above under “Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

Employment Agreements

Martin J. Driscoll

On June 4, 2008, we entered into an employment agreement, effective as of March 3, 2008, with Martin J. Driscoll, pursuant to which Mr. Driscoll serves as our Chief Executive Officer. The employment agreement is for a term of three years, and automatically renews for successive one-year periods after March 3, 2011, unless it is earlier terminated or either party elects not to renew the agreement by giving six months’ prior notice. Pursuant to the agreement, Mr. Driscoll shall receive an annual base salary of $450,000 (reduced to $300,000 for the period May 1, 2009 to May 1, 2010), plus a target cash bonus equal to 50% of base salary, with the potential to be awarded up to 100% of base salary, if certain performance targets are met. Mr. Driscoll will also be entitled to receive an annual option to purchase Shares, based on the attainment of certain performance targets that are established annually by mutual agreement of the Board of Directors and Mr. Driscoll, which options shall vest in three equal annual installments commencing upon the first anniversary of the date of any such grant. In addition, upon the commencement of his employment with our company, Mr. Driscoll was granted options to purchase up to 850,000 Shares at an exercise price of $2.86 per share, vesting in three equal installments commencing upon the first anniversary of the agreement. See “Payments Upon Termination or Change-in-Control” below for a discussion of payments due to Mr. Driscoll upon the termination of his employment or a change-in-control of our company.

Dr. Daniel B. Carr

We entered into an Employment Agreement with Dr. Daniel B. Carr dated as of July 7, 2007, as amended by that certain letter agreement dated June 5, 2008, pursuant to which he currently serves as our President and Chief Medical Officer. The employment agreement is for a term of three years, unless earlier terminated. Dr. Carr is receiving an initial annual base salary of $450,000 (reduced to $300,000 for the period May 1, 2009 to May 1, 2010), plus a target cash bonus equal to 50% of base salary, with the potential to be awarded up to 100% of base salary, if certain performance targets are met. Dr. Carr will also be entitled to receive an annual option to purchase Shares, based on the attainment of certain performance targets that are established annually by mutual agreement of the Board of Directors and Dr. Carr. See “Payments Upon Termination or Change-in-Control” below for a discussion of payments due to Dr. Carr upon the termination of his employment or a change-in-control of our company.

On May 1, 2009, Mr. Driscoll and Dr. Carr amended their employment agreements with us. The Amendments provided for a reduction in aggregate base salary for service as our Chief Executive Officer and Chief Medical Officer, respectively, from $450,000 to $300,000 in order for us to conserve cash. In lieu of the foregone cash compensation, we granted to each of Mr. Driscoll and Dr. Carr on May 1, 2009 an aggregate of 119,048 DSUs, which had an approximate aggregate face value as of May 1, 2009 equal to each executive’s total foregone cash compensation. The DSUs, each of which consists of one restricted share of common stock, will vest in twelve equal monthly installments beginning on June 1, 2009, and will be distributed in equal installments on May 1, 2010 and May 1, 2011. However, all DSUs will vest and be immediately distributed upon a change-in-control, and all vested DSUs will be immediately distributed upon a not-for-cause termination of either executive’s employment. As a result of these modifications, Mr. Driscoll and Dr. Carr received $350,000 in base cash compensation, respectively, in 2009. On May 1, 2010, the annual salary of each of Mr. Driscoll and Mr. Carr will revert to $450,000 under the terms of the Amendments.

Stephen J. Tulipano

Effective as of May 1, 2006, Stephen J. Tulipano became our Chief Financial Officer pursuant to an employment agreement dated as of April 8, 2006. He was also elected to serve as our Secretary on April 29, 2009. Under the agreement, Mr. Tulipano was initially entitled to an annual base salary of $200,000 and a discretionary performance-based bonus in the range of up to 49% of his base salary with a target bonus of 33% as determined in our sole discretion. As a hiring bonus, we granted to Mr. Tulipano options to purchase 150,000 shares of common stock at an exercise price of $3.70 per share, vesting in three equal annual installments commencing upon the first anniversary of the grant. The two-year term of Mr. Tulipano’s employment agreement expired in April 2008; however, he continues to serve as our Chief Financial Officer and Secretary. Mr. Tulipano received a base salary of $248,468 for the 2009 fiscal year.

Pursuant to the Retention Plan, we granted to Mr. Tulipano 10,000 RSUs under our Amended and Restated 2005 Omnibus Stock Incentive Plan upon the signing of the MPI Merger Agreement on December 18, 2009. Provided that Mr. Tulipano remains continuously employed by us or our successor until the applicable vesting date, 50% of his RSU award will vest on June 17, 2010 and the remaining 50% will vest on June 17, 2011, except that all outstanding awards will become fully vested upon an earlier change in control (including at the Acceptance Time). Upon termination of his employment for any reason, all of Mr. Tulipano’s then unvested awards will immediately terminate and be forfeited.

Pursuant to the Retention Agreement, Mr. Tulipano is entitled to a cash bonus award of $15,000 upon the Acceptance Time, provided he is still employed by the Company. If the Merger Agreement is terminated and Mr. Tulipano remains employed by Javelin for six months following such termination, then he will be entitled to receive the bonus at such time, but in any event no later than November 15, 2010.

If we or Hospira terminate Mr. Tulipano’s employment without cause during the twelve-month period following consummation of the Merger, he will be entitled under the Retention Agreement, subject to his execution of a release of claims, to receive severance equal to: (i) continued payment of his base salary for six months, payable in accordance with the Company’s normal payroll practices; plus (ii) continued payment for six months of the Company’s portion of the premiums for coverage under the Company’s health and dental plans; plus (iii) all amounts that were accrued or otherwise owed but unpaid as of his date of termination for base salary, prior-year bonus, and vacation; plus (iv) a pro-rata portion of his target bonus for the year in which his employment terminates. All amounts payable under the Retention Plan are subject to applicable tax withholding.

David B. Bernstein

Effective as of April 10, 2006, David Bernstein became our Secretary, General Counsel and Chief IP Counsel pursuant to a Term Sheet that provided for a three year term of employment at an initial annual base salary of $210,000, with an annual performance bonus of up to 30% of base salary in cash. Mr. Bernstein’s tenure as an officer of our company expired by its terms on April 10, 2009, as a result of which Mr. Bernstein received three months of base salary in the aggregate amount of approximately $59,100 payable in accordance with our normal pay practices, and three months of insurance benefits having an aggregate value of approximately $3,800.

Additional discussion of the amounts listed in the Summary Compensation Table and an explanation of the amount of salary and incentive bonus paid to our Named Executive Officers in 2009 in proportion to total compensation can be found in the Compensation Discussion and Analysis.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards held by our Named Executive Officers at December 31, 2009.

	Option Awards(1)					Stock Awards
									Equity
								Equity	Incentive
								Incentive	Plan
								Plan	Awards:
								Awards:	Market or
			Equity					Number	Payout
			Incentive			Number	Market	of	Value of
			Plan			of	Value of	Unearned	Unearned
			Awards:			Shares	Shares	Shares,	Shares,
	Number of	Number of	Number of			or Units	or Units	Units or	Units or
	Securities	Securities	Securities			of Stock	of Stock	Other	Other
	Underlying	Underlying	Underlying			That	That	Rights	Rights
	Unexercised	Unexercised	Unexercised	Option		Have	Have	That	That
	Options	Options	Unearned	Exercise	Option	Not	Not	Have Not	Have Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

Martin J. Driscoll	50,000	—	—	$3.45	6/13/2016	—	—	—	—
	41,604	—	—	$4.98	1/3/2017	—	—	—	—
	5,000	—	—	$3.53	1/9/2018	—	—	—	—
	850,000	—	—	$2.86	3/3/2018	—	—	—	—
	255,500	—	—	$1.07	1/23/2019	—	—	—	—
	127,750	—	—	$1.15	3/16/2019	—	—	—	—
	119,885	—	—	$1.26	5/1/2019	—	—	—	—
	—	—	—	—	—	49,601	$64,481	—	—
Daniel B. Carr, M.D.	916,570	—	—	$1.96	9/7/2014	—	—	—	—
	12,500	—	—	$2.7	4/12/2015	—	—	—	—
	125,000	—	—	$4.05	3/8/2016	—	—	—	—
	95,000	—	—	$4.98	1/3/2017	—	—	—	—
	140,000	—	—	$3.53	1/9/2018	—	—	—	—
	25,000	—	25,000	$3.11	5/28/18	—	—	—	—
	95,900	—	—	$1.07	1/23/2019	—	—	—	—
	47,950	—	—	$1.15	3/16/2019	—	—	—	—
	119,885	—	—	$1.26	5/1/2019	—	—	—	—
	—	—	—	—	—	49,601	$64,481	—	—
Stephen J. Tulipano	150,000	—	—	$3.7	5/1/2016	—	—	—	—
	45,000	—	—	$4.98	1/3/2017	—	—	—	—
	60,000	—	—	$3.53	1/9/2018	—	—	—	—
	89,400	—	—	$1.07	1/23/2019	—	—	—	—
	44,700	—	—	$1.15	3/16/2019	—	—	—	—
	75,000	—	—	$1.26	5/1/2019	—	—	—	—
	—	—	—	—	—	15,000	$19,500	—	—
	—	—	—	—	—	10,000	$13,000	—	—

(1)	All outstanding option awards vested in full upon the execution of the MPI Merger Agreement on December 18, 2009, with the exception of 25,000 performance-based stock option awards that were granted to Dr. Carr, which were cancelled on January 1, 2010.

Options Exercised and Stock Vested

None of our Named Executive Officers exercised any stock options during the 2009 fiscal year.

Option Repricings

We have not engaged in any option repricings or other modifications to any of our outstanding equity awards to our Named Executive Officers during the 2009 fiscal year, other than the accelerated vesting of outstanding option awards in full upon execution of the MPI Merger Agreement on December 18, 2009.

Pension Benefits

None of our Named Executive Officers or former executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our Named Executive Officers or former executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Payments upon Termination or Change-in-Control

The discussion below sets forth the potential termination or change-in-control payments that would be due to certain of our executive officers upon the occurrence of certain specified events. All information described below is presented as if a triggering event occurred on December 31, 2009.

Martin J. Driscoll

Death or Disability.  Pursuant to his employment agreement, as amended, if Mr. Driscoll’s employment is terminated as a result of his death or disability, Mr. Driscoll or his estate, as applicable, would receive his base salary and any accrued but unpaid bonus (calculated at the target rate) and expense reimbursement amounts through the date on which his death or disability occurs. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs would be accelerated and become vested as of the date of his disability or death, and all stock options that have not vested (or been deemed to have vested) as of the date of his disability or death shall be deemed to have expired as of such date.

Cause.  If Mr. Driscoll’s employment is terminated for cause, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. All stock options that have not vested as of the date of termination shall be deemed to have expired as of such date and any stock options that have vested as of the date of Mr. Driscoll’s termination for cause would remain exercisable for a period of 90 days following the date of such termination.

Change of Control.  If Mr. Driscoll’s employment is terminated upon the occurrence of a change of control or within six (6) months thereafter, we would be obligated to: (i) continue to pay his base salary for a period of the greater of twelve (12) months following such termination or the remainder of the then-current employment term; (ii) if such termination occurs on or after May 2, 2010, pay 100% of his annual performance cash bonus for the year in which the termination occurs; (iii) pay expense reimbursement amounts through the date of termination; and (iv) continue to provide or make available to Mr. Driscoll certain employee benefits for a period of twelve (12) months from the date of termination. Also, all stock options that have not vested as of the date of such termination would be accelerated and deemed to have vested as of such termination date. Assuming that the change of control occurred on December 31, 2009, we would have paid to Mr. Driscoll $450,000 of base salary. In addition, all of Mr. Driscoll’s deferred stock units would have vested and become immediately distributed to him.

Without Cause or for Good Reason.  If Mr. Driscoll’s employment is terminated without cause, or by Mr. Driscoll for good reason, then we would be obligated to: (i) continue to pay his base salary for a period of the greater of twelve (12) months following such termination or until March 2, 2010; (ii) if such termination occurs on or after May 2, 2010, pay 100% of his target performance cash bonus or other bonus he would have earned had he been employed for twelve (12) months from the date upon which such termination occurs; (iii) pay any expense reimbursement amounts owed through the date of termination; and (iv) continue to provide or make available to Mr. Driscoll certain employee benefits for a period of twelve (12) months from the date of termination. All stock options that have not vested as of the date of such termination would be accelerated and deemed to have vested as of such termination date and shall remain exercisable for a period as outlined in our omnibus stock option program. Assuming that the termination occurred on December 31, 2009, we would have paid to Mr. Driscoll $450,000 of base salary. In addition, all of Mr. Driscoll’s deferred stock units would have vested and become immediately distributed to him.

Employee Covenants.  In his employment agreement, Mr. Driscoll agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment.

Mr. Driscoll also agreed, during the term of the agreement and for a period of nine (9) months thereafter, to not in any manner enter into or engage in any business that is directly competitive with our business anywhere in the world, with limited exceptions. This non-competition covenant is not applicable if Mr. Driscoll is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

Moreover, Mr. Driscoll agreed, during the term of the agreement and for a period of twelve (12) months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or hire for any purpose any employee of us or any affiliate or any employee who has voluntarily left such employment within one year of the termination of such employee’s employment with us or any such affiliate or at any time in violation of such employee’s non-competition agreement with us or any such affiliate; (ii) solicit or accept employment or be retained by any person who, at any time during the term of the agreement, was an agent, client or customer of us or any of our affiliates where his position will be related to our business or the business of any such affiliate; or (iii) solicit or accept the business of any agent, client or customer of us or any of our affiliates with respect to products or services that compete directly with the products or services provided or supplied by us or any of our affiliates. This non-competition covenant is not applicable if Mr. Driscoll is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

Daniel B. Carr, M.D.

Death or Disability.  Pursuant to his employment agreement, as amended, if Dr. Carr’s employment is terminated as a result of his death or disability, Dr. Carr or Dr. Carr’s estate, as applicable, would receive his base salary and any accrued but unpaid bonus and expense reimbursement amounts through the date on which his death or disability occurs. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs would be accelerated and become vested as of the date of his disability or death, and all stock options that have not vested (or been deemed to have vested) as of the date of his disability or death shall be deemed to have expired as of such date.

Cause.  If Dr. Carr’s employment is terminated for cause, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. All stock options that have not vested as of the date of termination shall be deemed to have expired as of such date and any stock options that have vested as of the date of Dr. Carr’s termination for cause would remain exercisable for a period of 90 days following the date of such termination.

Change of Control.  If Dr. Carr’s employment is terminated upon the occurrence of a change of control or within six (6) months thereafter, we would be obligated to: (i) continue to pay his salary for a period of six (6) months following such termination (ii) if such termination occurs on or after May 2, 2010, pay any accrued and unpaid bonus; and (iii) pay expense reimbursement amounts through the date of termination. Also, all stock options that have not vested as of the date of such termination would be accelerated and deemed to have vested as of such termination date. Assuming that the change of control occurred on December 31, 2009, we would have paid to Dr. Carr $225,000 of base salary. In addition, all of Dr. Carr’s deferred stock units would have vested and become immediately distributed to him.

Without Cause or for Good Reason.  If Dr. Carr’s employment is terminated without cause, or by Dr. Carr for good reason, then we would be obligated to: (i) continue to pay his base salary for a period of twelve (12) months from the date of such termination; (ii) if such termination occurs on or after May 2, 2010, pay the bonus he would have earned had he been employed for six (6) months from the date on which such termination occurs; and (iii) pay any expense reimbursement amounts owed through the date of termination. All stock options that are scheduled to vest in the contract year of the date of such termination shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or deemed to have vested) shall be deemed expired, null and void. Any stock options that have vested as of the date of Dr. Carr’s termination shall remain exercisable for a period as outlined in our omnibus stock option program. Assuming that the termination occurred on December 31, 2009, we would have paid to Dr. Carr $450,000 of base salary. In addition, all of Dr. Carr’s deferred stock units would have vested and become immediately distributed to him.

Employee Covenants.  In his employment agreement, Dr. Carr agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment.

Dr. Carr also agreed, during the term of the agreement and for a period of nine (9) months thereafter, to not in any manner enter into or engage in any business that is directly competitive with our business anywhere in the world, with limited exceptions. This non-competition covenant is not applicable if Dr. Carr is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

Moreover, Dr. Carr agreed, during the term of the agreement and for a period of twelve (12) months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or hire for any purpose any employee of us or any affiliate or any employee who has left such employment within one year of the termination of such employee’s employment with us or any such affiliate or at any time in violation of such employee’s non-competition agreement with us or any such affiliate; (ii) solicit or accept employment or be retained by any person who, at any time during the term of the agreement, was an agent, client or customer of us or any of our affiliates where his position will be related to our business or the business of any such affiliate; or (iii) solicit or accept the business of any agent, client or customer of us or any of our affiliates with respect to products or services that compete directly with the products or services provided or supplied by us or any of our affiliates. This non-competition covenant is not applicable if Dr. Carr is terminated by us without cause, if he terminates the agreement for good reason, or if he is terminated at the time of or within six (6) months after a change of control.

Amended and Restated 2005 Omnibus Stock Incentive Plan

Corporate Transactions.  Pursuant to the 2005 Plan, in the event the Board or the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company, all options shall become vested and exercisable immediately prior to the consummation of such liquidation or dissolution. In the event the Company enters into a definitive agreement for the sale of all or substantially all of the Company’s assets or a merger, consolidation or similar transaction in which the Company will not be the surviving entity or will survive as a wholly-owned subsidiary of another entity (each, a “Corporate Transaction”), each option outstanding but not vested will immediately become vested and exercisable upon the Company entering into such definitive agreement. The degree, if any, to which an award of RSUs or DSUs shall vest upon a Corporate Transaction shall be specified in the award agreement.

Termination of Employment.  If a grantee’s employment or service is terminated for cause, any unexercised option shall terminate effective immediately upon such termination of employment or service. Except as otherwise provided by the Committee in the award agreement, if a grantee’s employment or service terminates on account of death, then any unexercised option, to the extent exercisable on the date of such termination of employment or service, may be exercised, in whole or in part, within the first twelve (12) months after such termination of employment or service (but only during the option term) by (A) his or her personal representative or by the person to whom the option is transferred by will or the applicable laws of descent and distribution, (B) the grantee’s designated beneficiary, or (C) a permitted transferee; and, to the extent that any such option was not exercisable on the date of such termination of employment or service, it will immediately terminate.

Except as otherwise provided by the Committee in the award agreement, if a grantee’s employment or service terminates on account of disability, then any unexercised option, to the extent exercisable on the date of such termination of employment, may be exercised in whole or in part, within the first twelve (12) months after such termination of employment or service (but only during the option term) by the grantee, or by (A) his or her personal representative or by the person to whom the option is transferred by will or the applicable laws of descent and distribution, (B) the grantee’s designated beneficiary or (C) a permitted transferee; and, to the extent that any such option was not exercisable on the date of such termination of employment, it will immediately terminate.

The degree, if any, to which any awards shall vest upon a change of control or a termination of employment or service in connection with a change of control shall be specified by the Committee in the applicable award agreement.

Except as otherwise provided by the Committee in the award agreement, if a grantee’s employment or service terminates for any reason other than for cause, death, disability or pursuant to a change of control, then any unexercised option, to the extent exercisable immediately before the grantee’s termination of employment or service, may be exercised in whole or in part, not later than three (3) months after such termination of employment or service (but only during the option term); and, to the extent that any such option was not exercisable on the date of such termination of employment or service, it will immediately terminate.

Director Compensation

The following table provides summary compensation information for each non-employee director for the fiscal year ending December 31, 2009:

					Change
					in Pension
					Value and
	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock		Incentive Plan	Compensation	All Other
	Cash	Awards	Option Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)(2)	($)	($)	($)	($)

Douglas G. Watson(1)	$14,700	—	$42,960	—	—	—	$57,660
Jackie M. Clegg	$14,700	—	$29,040	—	—	—	$43,740
Georg Nebgen	$3,500	—	$22,080	—	—	—	$25,580
Neil W. Flanzraich	$10,600	—	$22,080	—	—	—	$32,680
Peter D. Kiernan, III	$5,500	—	$22,080	—	—	—	$27,580

(1)	As of December 31, 2009, each director had the following number of options outstanding: Mr. Watson — 354,565; Ms. Clegg — 237,921; Mr. Nebgen — 100,644; Mr. Flanzraich — 160,604; and Mr. Kiernan — 74,000.

(2)	Reflects the dollar amount of the aggregate grant date fair value of the option awards granted to the directors in 2009, in accordance with FASB ASC Topic 718 (formerly SFAS 123(R)). The assumptions used to calculate the stock option awards value may be found in footnote 13, which is in Part II, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference.

Martin J. Driscoll, our Chief Executive Officer, and Dr. Daniel B. Carr, our President and Chief Medical Officer, are not included in the Director Compensation Table because each is a Named Executive Officer, and thus any compensation paid to them for 2009 is set forth in the Summary Compensation Table above. Fred H. Mermelstein, Ph.D., who serves as a member of our Board of Directors, received a salary in the aggregate amount of $125,000 as compensation for his services as Executive Director of our company during 2009. Dr. Mermelstein did not receive any additional compensation for his service as a member of our Board of Directors. As of December 31, 2009, Dr. Mermelstein had 1,003,052 options outstanding.

Compensation Policy through April 30, 2009

Effective through April 30, 2009, our policy was to compensate the non-employee members of our Board of Directors for serving as a Board member up to $2,500 per meeting for each meeting attended in person ($1,000 for each meeting attended telephonically) and through the grant of stock options on an annual basis. We also compensated non-employee directors for serving as committee members up to $1,250 for each committee meeting attended in person and $500 for each committee meeting attended telephonically.

Effective from March 2006 until April 30, 2009, our option policy was an initial option award of options to purchase up to 50,000 shares of common stock to each non-employee director upon becoming a director vesting after one year. We also granted to our non-employee directors in the first quarter of the 2006 fiscal year a basic option award of options to purchase up to 75,000 shares of common stock, which options vest one-third a year beginning one year after the grant date, and which cover service during the 2005-2007 fiscal years. Any non-employee director who was appointed following the grant of the basic option award was eligible for a pro-rated option award in the first quarter of the fiscal year following such non-employee director’s appointment.

During this period, we also granted to our Chairman of the Board of Directors on an annual basis options to purchase up to 20,000 shares of common stock, to each committee member on an annual basis options to purchase up to 5,000 shares of common stock, to the chair of the Audit Committee on an annual basis options to purchase up to an additional 10,000 shares of common stock, and to the chair of the Compensation Committee and the Corporate Governance and Nominating Committee on an annual basis options to purchase up to an additional 5,000 shares of common stock. However, the Board decided to reduce these annual grants by 20% in 2009. The options vest one year following the grant date, and have a term of ten years. The exercise price for all options granted to our directors is the fair market value on the grant date

Compensation Policy beginning May 1, 2009

Effective May 1, 2009, the Board considered the Company’s cash position and decided to reduce its compensation by 20%, and as a result we compensated the non-employee members of our Board of Directors for serving as a Board member up to $2,000 per meeting for each Board meeting attended in person ($800 for each meeting attended telephonically) and up to $1,000 per meeting for each committee meeting attended in person ($400 for each meeting attended telephonically). We also granted to each non-employee director options to purchase up to 24,000 shares of common stock for all Board services rendered during 2009. These options have a term of ten years, an exercise price equal to the fair market value on the grant date. Furthermore, on June 23, 2009 we granted to Mr. Watson options to purchase 16,000 shares of common stock for his 2008 service as Chairman of the Board, and options to purchase 8,000 shares of common stock for his 2008 service as Chair of the Compensation Committee. We also granted to Ms. Clegg options to purchase 8,000 shares of common stock for her 2008 service as Chair of the Audit Committee. The options that were granted to our directors in 2009 vested in full upon the execution of the MPI Merger Agreement.

General

If a non-employee director departs from the Company Board as a result of death or disability, all unvested options shall be accelerated to vest fully on the departure date, and be exercisable for a period of eighteen (18) months from the date of departure from the Board of Directors.

If a non-employee director shall depart from the Company Board voluntarily, options granted in the initial option award shall be accelerated to be fully vested (if they are not already fully vested), all options granted for committee service shall be accelerated to be fully vested on a prorated basis for years actually served, and the vested options shall be exercisable for a period of eighteen (18) months from the date of resignation from the Board.

If a non-employee director departs from the Company Board for cause, there shall be no acceleration of unvested options, and all unvested options shall terminate immediately upon the departure date. Vested options shall be exercisable for twelve (12) months.

Under the 2005 Plan, unvested outstanding options to purchase shares of common stock granted under the 2005 Plan to non-employee directors vested upon the execution of the MPI Merger Agreement.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2009 were Mr. Watson and Ms. Clegg. During fiscal 2009:

•	none of the members of the Compensation Committee was an officer (or former officer) or employee of our company or any of its subsidiaries;

•	none of the members of the Compensation Committee had a direct or indirect material interest in any transaction in which we were a participant and the amount involved exceeded $120,000;

•	none of our executive officers served on the compensation committee (or another board committee with similar functions or, if none, the entire board of directors) of another entity where one of that entity’s executive officers served on our Compensation Committee;

•	none of our executive officers was a director of another entity where one of that entity’s executive officers served on our Compensation Committee; and

•	none of our executive officers served on the compensation committee (or another board committee with similar functions or, if none, the entire board of directors) of another entity where one of that entity’s executive officers served as a director on our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED STOCKHOLDER MATTERS.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the close of business on the April 9, 2010 for: (i) each person known by us to beneficially own more than 5% of our voting securities; (ii) each executive officer named in the Summary Compensation Table below; (iii) each of our directors and director nominees; and (iv) all of our current executive officers and directors as a group.

Name and Address	Shares Beneficially Owned(1)
of Beneficial Owner(2)	Number	Percent

Wexford Capital LLC(3)	222,222	0.34%
411 West Putnam Avenue, Suite 125 Greenwich, CT 06930
Millenium Management(4)	6,322,289	9.81%
666 Fifth Avenue, 8th Floor New York, New York 10103
Wellington Management Company, LLP(5)	3,548,900	5.51%
75 State Street Boston, MA 02109
NGN Capital, LLC(6)	3,266,666	5.07%
369 Lexington Avenue, 17th Floor New York, NY 10017
Martin J. Driscoll(7)	1,686,292	2.56%
Daniel B. Carr(8)	1,727,699	2.61%
Fred H. Mermelstein(9)	1,577,868	2.41%
Stephen J. Tulipano(10)	471,600	*
Douglas G. Watson(11)	374,565	*
Jackie M. Clegg(12)	237,921	*
Neil W. Flanzraich(13)	1,136,604	1.76%
Peter D. Kiernan, III(14)	2,485,848	3.85%
Georg Nebgen(15)	3,367,310	5.22%
All officers and directors as a group(16)	13,083,207	18.65%

*	Beneficial ownership of less than 1% is omitted.

(1)	The number of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of the Record Date, through the exercise or conversion of any stock option, convertible security, warrant or other right (a “Presently

Exercisable” security). Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

(2)	Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of common stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the above listed persons is c/o Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140.

(3)	Includes (i) 111,111 shares obtainable upon exercise of Presently Exercisable Warrants owned by Wexford Spectrum Investors LLC and (ii) 111,111 shares obtainable upon exercise of Presently Exercisable Warrants owned by Theta Investors LLC, as reported on Schedule 13G/A filed on April 15, 2010. Wexford Capital LLC is the manager or investment manager to Theta Investors LLC and Wexford Spectrum Investors LLC and by reason of its status as such may be deemed to own beneficially the interest in the shares of common stock of which such entities possess beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital LLC, be deemed to own beneficially the interests in the shares of common stock of which Wexford Spectrum Investors and Theta Investors possess beneficial ownership.

(4)	As reported on Schedule 13D/A filed on April 16, 2010, Millennium International Management is the manager of ICS Opportunities owns 6,322,289 shares. Mr. Israel Englander is the managing member of Millennium Management and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

(5)	As reported on Schedule 13G filed on February 12, 2010, Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own 3,548,900 shares,

(6)	Includes (i) 1,895,973 shares owned of record by NGN Biomed Opportunity I, L.P. and 1,370,693 shares owned of record by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. In their Schedule 13D/A filed on February 14, 2008, each of these persons expressly disclaimed membership in a “group” or beneficial ownership of any shares of common stock except for shares held of record.

(7)	Includes 1,568,787 shares obtainable upon exercise of Presently Exercisable securities.

(8)	Includes 1,690,779 shares obtainable upon exercise of Presently Exercisable securities.

(9)	Includes 1,003,052 shares obtainable upon exercise of Presently Exercisable securities.

(10)	Includes 471,600 shares obtainable upon exercise of Presently Exercisable securities.

(11)	Includes 354,565 shares obtainable upon exercise of Presently Exercisable securities.

(12)	Includes 237,921 shares obtainable upon exercise of Presently Exercisable securities.

(13)	Includes 136,604 shares obtainable upon exercise of Presently Exercisable securities.

(14)	Includes 2,411,848 shares owned by Kiernan Ventures LLC (“Ventures”), a limited liability company managed solely by Mr. Kiernan and owned by Mr. Kiernan and his wife, and 74,000 shares obtainable upon exercise of Presently Exercisable options. Excludes approximately 1,154,128 shares (the “Sonostar Shares”) beneficially owned by Sonostar Capital Partners LLC (“Sonostar”), a private equity fund managed solely by Mr. Kiernan’s brother, Mr. Gregory F. Kiernan, who has sole voting and dispositive power with respect to the Sonostar Shares. Ventures owns approximately 14.9% of the membership interests in Sonostar. 171,965 of the Sonostar Shares, representing the number of shares attributable to Ventures’ percentage interest in Sonostar, were placed in a segregated account in the name of Ventures after Peter Kiernan was appointed to the Board of Directors of Javelin. For the duration of Peter Kiernan’s serving as a director of Javelin: (i) no Sonostar Shares held in the segregated account shall be sold, pledged, hypothecated or otherwise disposed of by Sonostar; and (ii) no future purchase or sales of our securities shall be allocated to Ventures or taken from the segregated account. Neither Peter Kiernan nor Ventures has voting or dispositive power with respect to the Sonostar Shares, including, without limitation, the Sonostar Shares held in the segregated account.

(15)	Includes: (i) 1,895,973 shares owned of record by NGN Biomed Opportunity I, L.P. and (ii) 1,370,693 shares owned of record by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. The aggregate number also includes 100,644 shares obtainable upon exercise of Presently Exercisable options, as reported on a Schedule 13D/A filed on February 14, 2008. Dr. Nebgen is a managing member of NGN Capital LLC (“NGN Capital”), which is the sole general partner of NGN Biomed I, L.P. (“NGN GP”) and the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiliguns KG (“NGN Biomed I GMBH”). NGN GP is the sole general partner of NGN Biomed Opportunity I, L.P. Under the operating agreement for NGN Capital, Dr. Nebgen is deemed to hold the reported securities for the benefit of NGN Capital. NGN Capital may, therefore, be deemed the indirect beneficial owner of the securities, and Dr. Nebgen may be deemed the indirect beneficial owner through his indirect interest in NGN Capital. Dr. Nebgen disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein, if any.

(16)	Includes all shares of the persons denoted in footnotes (7) through (15).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Certain Relationships and Related Transactions

We have entered into, or intend to enter into, indemnification agreements with each of our current directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors.

Approval for Related Party Transactions

Although we have not adopted a formal policy relating to the approval of proposed transactions that we may enter into with any of our executive officers, directors and principal stockholders, including their immediate family members and affiliates, our Corporate Governance and Nominating Committee, all of the members of which are independent, reviews the terms of any and all such proposed material related party transactions. The results of this review are then communicated to the entire Board of Directors, which has the ultimate authority as to whether or not we enter into such transactions. We will not enter into any material related party transaction without the prior consent of our Corporate Governance and Nominating Committee and our Board of Directors. In approving or rejecting the proposed related party transaction, our Corporate Governance and Nominating Committee and our Board of Directors shall consider the facts and circumstances available and deemed relevant to them, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. We shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Corporate Governance and Nominating Committee and our Board of Directors determine in the good faith exercise of their discretion.

Independence of the Board of Directors

Our Board of Directors is currently composed of eight members. Messrs. Watson, Flanzraich, Nebgen and Kiernan, and Ms. Clegg, qualify as independent directors in accordance with the published listing requirements of the NYSE Amex (formerly the American Stock Exchange). The NYSE Amex independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as further required by NYSE Amex rules, our Board of Directors has made an affirmative determination as to each independent director that no relationships exist which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

PRINCIPAL ACCOUNTING FEES AND SERVICES.

McGladrey & Pullen, LLP (“McGladrey”) served as our independent registered public accounting firm for the year ended December 31, 2009. For each of the two fiscal years ended December 31, 2009, the total fees billed to us by McGladrey and PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm until October 6, 2006, for services they rendered to us were as set forth below. A portion of the audit fees for 2009 and 2008 were paid in 2010 and 2009, respectively.

Audit Fees.  The aggregate fees billed for professional services rendered in connection with: (i) the audit of our annual financial statements; (ii) the review of the financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30; (iii) consents and comfort letters issued in connection with equity offerings; and (iv) services provided in connection with statutory and regulatory filings or engagements were $257,526 for the fiscal year ended December 31, 2009 (of which $248,526 was billed by McGladrey and $9,000 was billed by PwC), and $343,843 for the fiscal year ended December 31, 2008 (of which $315,843 was billed by McGladrey and $28,000 was billed by PwC).

Audit-Related Fees.  We did not incur any audit-related fees for the fiscal years ended December 31, 2009 and December 31, 2008.

Tax Fees.  We did not incur any tax fees for the fiscal year ended December 31, 2009. Tax fees in the amount of $2,900 were billed to us by McGladrey for services rendered to us related to our UK tax compliance related to the fiscal year ended December 31, 2008.

All Other Fees.  We did not incur any other fees for the fiscal years ended December 31, 2009 and December 31, 2008.

Pre-Approval Policies and Procedures

Rules adopted by the SEC in order to implement the requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services. The Audit Committee has pre-approved the provision of audit and non-audit services by each independent registered public accounting firm for 2009 in accordance with its pre-approval policy. The pre-approval policy requires management to submit annually for approval to the Audit Committee a plan describing the scope of work and anticipated cost associated with each category of service. At each regular Audit Committee meeting, management reports on services performed by our independent registered public accounting firm and the fees paid or accrued through the end of the quarter preceding the meeting are discussed with management and representatives of our independent registered public accounting firm.

We have considered and determined that the provision of the non-audit services provided by our independent registered public accounting firms is compatible with maintaining each such firm’s independence.

ANNEX II

[LETTERHEAD OF UBS SECURITIES LLC]
April 16, 2010

The Board of Directors
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, Massachusetts 02140

Dear Members of the Board:

We understand that Javelin Pharmaceuticals, Inc., a Delaware corporation (“Javelin”), is considering a transaction whereby Hospira, Inc., a Delaware corporation (“Hospira”), will acquire Javelin. Pursuant to the terms of an Agreement and Plan of Merger, an execution version of which was made available to us on April 9, 2010 (the “Agreement”), among Hospira, Discus Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Hospira (“Sub”), and Javelin, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Javelin (“Javelin Common Stock”) at a purchase price of $2.20 per share (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into Javelin (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Javelin Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Javelin Common Stock of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Javelin in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a portion of which is contingent upon consummation of the Tender Offer. UBS also has been engaged as financial advisor to Javelin in connection with potential strategic partnerships, for which UBS will be entitled to receive compensation if the Transaction is not consummated during the term of UBS’ engagement. In addition, UBS acted as financial advisor to Javelin in connection with Javelin’s previously proposed merger transaction with Myriad Pharmaceuticals, Inc. (the “Myriad Merger”) and is entitled to receive compensation for certain of UBS’ services in connection therewith. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Javelin and Hospira and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction or any related transaction, including, without limitation, the loan arrangement to be entered into in connection with the Transaction pursuant to which Hospira will provide interim financing to Javelin prior to the closing of the Transaction, as compared to other business strategies or transactions (including the Myriad Merger and related transactions) that might be available with respect to Javelin or Javelin’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any stockholder of Javelin as to whether such stockholder should tender shares of Javelin Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the execution version that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and

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(iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Javelin or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Javelin; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Javelin that were not publicly available, including financial forecasts and estimates prepared by the management of Javelin, which forecasts and estimates reflect certain assumptions of the management of Javelin with respect to the licensing of its Dyloject product candidate to a third party in the event that a sale of, or merger involving. Javelin is not consummated, that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of Javelin concerning the business and financial prospects of Javelin, including the financing needs of, and capital resources available to, Javelin; (iv) performed a discounted cash flow analysis of Javelin in which we analyzed the future cash flows of Javelin using the financial forecasts and estimates referred to above; (v) reviewed current and historical market prices of Javelin Common Stock; (vi) reviewed the Agreement; and (vii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we contacted third parties to solicit indications of interest in a possible transaction with Javelin in 2008 and 2009 and held discussions with certain of these parties contacted in 2008 and other parties contacted by Javelin in 2009 prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Javelin, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Javelin as to the future financial performance of Javelin. As you are aware, the financial and operating characteristics of Javelin cause the financial results thereof to have limited comparability, for valuation purposes, to those of other companies and transactions in the specialty pharmaceuticals industry and, accordingly, we have relied primarily on a discounted cash flow analysis of such forecasts and estimates for purposes of our opinion. We also have relied, at your direction, without independent verification, upon the assessments of the management of Javelin as to the product candidates of Javelin and the risks associated with such product candidates (including, without limitation, the potential impact of drug competition, the timing and probability or successful testing, development and marketing, and of approval by appropriate governmental authorities, of such product candidates). We further have relied, at your direction, without independent verification, upon the assessments of the management of Javelin as to the inability of Javelin, on a standalone basis, to fund the commercialization of Dyloject internally or through external financing sources. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Javelin Common Stock in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors (solely in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/  UBS Securities LLC

UBS SECURITIES LLC

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